      As filed with Securities and Exchange Commission on December 21, 1995
                                                       Registration No. 33-_____

                       ----------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                ----------------

                                    FORM S-6
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               -----------------

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)

                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
                              (Name of Depositor)

                              501 Boylston Street
                          Boston, Massachusetts 02117
              (Address of depositor's principal executive offices)

                              MARIE C. SWIFT, ESQ.
                                    Counsel
                  New England Variable Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02117
                    (Name and address of agent for service)

                                   Copies to:
                             STEPHEN E. ROTH, ESQ.
                          Sutherland, Asbill & Brennan
                          1275 Pennsylvania Ave., N.W.
                          Washington, D.C.  20004-2404

                               -----------------

            Modified Single Premium Variable Life Insurance Policies
                (Title, amount, and proposed maximum offering
                     price of securities being registered)

               Registration of an Indefinite Amount of Securities
        Pursuant to Rule 24f-2 under the Investment Company Act of 1940
                          Amount of Filing Fee:  $500

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT

                       Registration Statement on Form S-6

                             Cross-Reference Sheet

Form N-8B-2
Item No.         Caption in Prospectus
-----------      ---------------------
1                Cover Page
2                Cover Page
3                Inapplicable
4                NEVLICO's Distribution and Other Agreements
5                NEVLICO and The New England
6                The Variable Account
9                Inapplicable
10(a)            Other Policy Features
10(b)            Cash Value and Cash Value Benefits
10(c), (d), (e)  Cash Value and Cash Value Benefits; Right to Return the
                 Policy; Lapse and Reinstatement
10(f), (g), (h)  Voting Rights; Rights Reserved by NEVLICO
10(i)            Limits to NEVLICO's Right to Challenge the Policy; Payment of
                 Proceeds; Investments of the Variable Account
11               The Variable Account
12               Investments of the Variable Account; NEVLICO's Distribution and
                 Other Agreements
13               Charges and Expenses; NEVLICO's Distribution and Other
                 Agreements; Charge for NEVLICO's Income Taxes; Appendix A
14               Premium Payments
15               Premium Payments
16               Investments of the Variable Account
17               Captions referenced under Items 10(c), (d), (e) and (i) above
18               The Variable Account; Appendix B
19               Reports; NEVLICO's Distribution and Other Agreements
20               Captions referenced under Items 6 and 10(g) above
21               Loan Privilege
22               Inapplicable
23               NEVLICO's Distribution and Other Agreements
24               Limits to NEVLICO's Right to Challenge the Policy
25               NEVLICO and The New England
26               NEVLICO's Distribution and Other Agreements
27               NEVLICO and The New England
28               Management
29               NEVLICO and The New England
30               Inapplicable
31               Inapplicable
32               Inapplicable
33               Inapplicable


Form N-8B-2
Item No.         Caption in Prospectus
-----------      ---------------------
34               NEVLICO's Distribution and Other Agreements
35               NEVLICO and The New England
36               Inapplicable
37               Inapplicable
38               NEVLICO's Distribution and Other Agreements
39               NEVLICO's Distribution and Other Agreements
40               NEVLICO's Distribution and Other Agreements
41(a)            NEVLICO's Distribution and Other Agreements
42               Inapplicable
43               Inapplicable
44(a)            Investments of the Variable Account; Premium Payments
44(b)            Charges and Expenses
44(c)            Premium Payments; Deductions from Initial Premium; Deductions from Additional Payments
45               Inapplicable
46               Investments of the Variable Account; Captions referenced under
                 Items 10(c), (d) and (e) above
47               Inapplicable
48               Inapplicable
49               Inapplicable
50               Inapplicable
51               Cover Page; Death Benefit; Lapse and Reinstatement; Charges and
                 Expenses; Policy Owner and Beneficiary; Premium Payments;
                 NEVLICO's Distribution and Other Agreements
52               Rights Reserved by NEVLICO
53               Tax Considerations
54               Inapplicable
55               Inapplicable
59               Financial Statements

                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

           Modified Single Premium Variable Life Insurance Policies
             Issued by New England Variable Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02116
                                (617) 578-2000

  This prospectus describes individual modified single premium variable life insurance policies (the "Policies") offered by New England Variable Life Insurance Company ("NEVLICO"), a wholly-owned subsidiary of New England Mutual Life Insurance Company ("The New England").

  The Policies are issued in two forms: Single Insured and Last Survivor. A Single Insured Policy pays a death benefit on the death of a single named insured; a Last Survivor Policy pays a death benefit on the last of two named insureds to die. The death benefit provided by a Policy is the greater of the variable death benefit and the minimum guaranteed death benefit. The variable death benefit on any day is the amount determined by dividing the Policy's cash value by the applicable net single premium. The initial minimum guaranteed death benefit is based on premium payments made.

  You purchase the Policy with a single premium. The minimum premium to purchase the Policy is $10,000. Additional payments may be made after the first Policy Year, subject to certain restrictions. You may, within limits, allocate premiums (net of any charges) to one or more of the 13 investment Sub-Accounts of NEVLICO's Variable Life Separate Account (the "Variable Account"). Each Sub-Account of the Variable Account invests in the shares of one of the following funds of the New England Zenith Fund (the "Zenith Fund"):

Back Bay Advisors Bond Income Series      Westpeak Value Growth Series
Back Bay Advisors Money Market            Westpeak Stock Index Series
Series                                    Alger Equity Growth Series
Back Bay Advisors Managed Series          Venture Value Series
Loomis Sayles Avanti Growth Series        Salomon Brothers U.S. Government
Loomis Sayles Small Cap Series            Series*
Loomis Sayles Balanced Series             Salomon Brothers Strategic Bond
Draycott International Equity Series      Opportunities Series*

--------
* (subject to any necessary state insurance department approvals)

  Partial surrenders and Policy loans may be taken from time to time, subject to certain restrictions. In almost all cases, the Policies will be modified endowment contracts for federal income tax purposes.

  A LOAN, DISTRIBUTION OR OTHER AMOUNT RECEIVED FROM A MODIFIED ENDOWMENT CONTRACT DURING THE LIFE OF AN INSURED WILL BE TAXED TO THE EXTENT OF ANY ACCUMULATED INCOME IN THE POLICY. ANY AMOUNTS THAT ARE TAXABLE WITHDRAWALS WILL BE SUBJECT TO A 10% ADDITIONAL TAX, WITH CERTAIN EXCEPTIONS, INCLUDING AN EXCEPTION FOR DISTRIBUTIONS MADE ON OR AFTER THE DATE WHEN THE POLICY OWNER ATTAINS AGE 59 1/2.

  The cash value of a Policy will vary daily with the investment experience of the mutual fund portfolios in which cash value in the Sub-Accounts is invested. There is no guaranteed minimum for cash value in the Sub-Accounts.

  You may cancel the Policy during the "right to return the Policy" period, which in most states is the 10-day period after you receive your Policy. The initial premium for the Policy will be invested in the Money Market Sub-Account until 15 days after NEVLICO mails the confirmation for the initial premium. Thereafter, the Policy's cash value will be invested in the Sub-Accounts according to your instructions.

  It may not be advantageous to replace existing insurance with the Policy described in this prospectus.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY THE CURRENT PROSPECTUS OF THE NEW ENGLAND ZENITH FUND. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

  THESE SECURITIES ARE OFFERED FOR SALE IN THE COMMONWEALTH OF PUERTO RICO PURSUANT TO REGISTRATION WITH THE SECURITIES OFFICE OF THE DEPARTMENT OF THE TREASURY, BUT SUCH REGISTRATION DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE SECURITIES OFFICE OF THE DEPARTMENT OF THE TREASURY PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO SUCH SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  SHARES OF THE ZENITH FUND AND INTERESTS IN THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, A BANK, AND THE SHARES AND INTERESTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

                                       , 1995

                               TABLE OF CONTENTS

GLOSSARY....................................................................   4
INTRODUCTION TO THE POLICIES................................................   6
  The Policies..............................................................   6
  Availability of the Policy................................................  10
  Policy Charges............................................................  10
NEVLICO AND THE NEW ENGLAND.................................................  11
PREMIUMS....................................................................  12
  Applying for a Policy.....................................................  12
  Premium Payments..........................................................  12
  Right to Return the Policy................................................  13
  Lapse and Reinstatement...................................................  13
ALLOCATION OF PREMIUM PAYMENTS AND TRANSFER OF CASH VALUE...................  13
  Allocation of Premium Payments............................................  13
  Transfer Option...........................................................  14
  Dollar Cost Averaging.....................................................  15
  Asset Rebalancing.........................................................  15
  Transfer and Reallocation Requests........................................  15
DEATH BENEFIT...............................................................  16
  How the Death Benefit is Determined.......................................  16
  Minimum Guaranteed Death Benefit..........................................  16
  Adjustments to the Death Proceeds Payable.................................  16
  Payment of Death Benefit Proceeds.........................................  16
CASH VALUE AND CASH VALUE BENEFITS..........................................  17
  Cash Value................................................................  17
  Net Investment Experience.................................................  17
  Loan Privilege............................................................  17
  Effect of Policy Loan.....................................................  17
  Surrender.................................................................  18
  Partial Surrenders........................................................  18
  Effect of Partial Surrender on Cash Value and Death Benefit...............  19
  Payment of Proceeds.......................................................  19
  Payment Options...........................................................  19
CHARGES AND EXPENSES........................................................  20
  Deductions from Initial Premium...........................................  20
  Deductions from Additional Payments.......................................  20
  Monthly Deduction Deducted from Cash Value................................  20
  Daily Charges Deducted from the Variable Account Assets...................  21
  Charges Deducted from Eligible Fund Assets................................  21
  Charges Deducted on Surrender or Partial Surrender........................  21
  Sales Charges.............................................................  21
  Surrender Charge..........................................................  21
  State Premium Tax Charge..................................................  22
  Cost of Insurance Charge..................................................  22
  Administrative Charge.....................................................  24
  Monthly Maintenance Charge................................................  24
  Mortality and Expense Risk Charge.........................................  24
  Eligible Fund Expenses....................................................  24
  Group or Sponsored Arrangements...........................................  24
THE VARIABLE ACCOUNT........................................................  25
  Investments of the Variable Account.......................................  25
  Investment Management.....................................................  27

OTHER POLICY FEATURES......................................................  29
  Policy Owner and Beneficiary.............................................  29
  Exchange of Policy.......................................................  29
NEVLICO'S DISTRIBUTION AND OTHER AGREEMENTS................................  29
LIMITS TO NEVLICO'S RIGHT TO CHALLENGE THE POLICY..........................  30
  Misstatement of Age or Sex...............................................  30
  Suicide..................................................................  30
TAX CONSIDERATIONS.........................................................  31
  Policy Proceeds..........................................................  31
  Definition of Life Insurance.............................................  31
  Other Policy Owner Tax Matters...........................................  32
  Charge for NEVLICO's Income Taxes........................................  33
MANAGEMENT.................................................................  33
VOTING RIGHTS..............................................................  34
RIGHTS RESERVED BY NEVLICO.................................................  35
TOLL-FREE NUMBERS..........................................................  35
REPORTS....................................................................  35
ADVERTISING PRACTICES......................................................  36
LEGAL MATTERS..............................................................  36
REGISTRATION STATEMENT.....................................................  36
EXPERTS....................................................................  36
APPENDIX A: ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES, NET CASH VALUES
 AND ACCUMULATED PREMIUMS..................................................  37
APPENDIX B: INVESTMENT EXPERIENCE INFORMATION..............................  46
APPENDIX C: EXAMPLE OF ADJUSTMENT TO PREMIUM TAX CHARGE RESULTING FROM
 ADDITIONAL PAYMENTS.......................................................  50
APPENDIX D: EXAMPLE OF EFFECT OF SURRENDERS AND PARTIAL SURRENDERS ON
 OPERATION OF POLICY.......................................................  51
APPENDIX E: LONG-TERM MARKET TRENDS........................................  53
APPENDIX F: USES OF LIFE INSURANCE.........................................  55

                                   GLOSSARY

  ADMINISTRATIVE CHARGE. This charge for administering the Policy is deducted from your cash value on each Monthly Deduction Date after the Policy Date, as part of the Monthly Deduction. (See "Charges and Expenses.")

  ADMINISTRATIVE OFFICE. NEVLICO's office at 501 Boylston Street, Boston, Massachusetts 02116, (617) 578-2000.

  AGE. For purposes of this prospectus, the age of an insured refers to the insured's age at his or her last birthday. Joint insureds are assigned the same "joint equal age," which reflects the anticipated mortality of both insureds.

  CASH VALUE. A Policy's cash value is the sum of the amount of its cash value held in the Variable Account and, if there is an outstanding policy loan, the amount of its cash value held in NEVLICO's general account as a result of the loan. (See "Cash Value.")

  COST OF INSURANCE CHARGE. This charge for providing insurance protection is deducted from cash value on each Monthly Deduction Date after the Policy Date, as part of the Monthly Deduction. No cost of insurance charge is deducted on or after the Policy Anniversary when the age of the insured(s) is equal to
100. (See "Charges and Expenses.")

  ELIGIBLE FUNDS. Each Sub-Account of the Variable Account invests in the shares of one of the Eligible Funds. The Eligible Funds are: Back Bay Advisors Bond Income Series, Back Bay Advisors Money Market Series, Back Bay Advisors Managed Series, Loomis Sayles Avanti Growth Series, Loomis Sayles Small Cap Series, Loomis Sayles Balanced Series, Draycott International Equity Series, Alger Equity Growth Series, Westpeak Value Growth Series, Westpeak Stock Index Series, Venture Value Series, Salomon Brothers U.S. Government Series, and Salomon Brothers Strategic Bond Opportunities Series, all of which are series of the Zenith Fund. The availability of the Salomon Brothers U.S. Government Series and Salomon Brothers Strategic Bond Opportunities Series is subject to any necessary state insurance department approvals. (See "The Variable Account.")

  FACE AMOUNT. The amount of the initial premium.

  INVESTMENT START DATE. This is the latest of the date NEVLICO receives the single premium for the Policy, the date when the last Part II of the Policy application or the Supplement to the Part I Application is signed, if any is required, and the Policy Date. It is the date when an amount is first provided for investment under the Policy. (See "Amount Provided for Investment Under the Policy.")

  ISSUE AGE. The age of an insured as of the last birthday on or before the Policy Date. In the case of a Last Survivor Policy, "issue age" refers to the joint equal age assigned to both insureds.

  LAST SURVIVOR POLICY. A Policy providing for the payment of a death benefit on the death of the last of two named insureds to die.

  MINIMUM GUARANTEED DEATH BENEFIT. The minimum guaranteed death benefit on any day is the greater of total premiums paid or the cash value as of the most recent five-year anniversary of the Policy Date, as adjusted for any interim premium payments or withdrawals. See "Death Benefit."

  MONTHLY DEDUCTION. The Monthly Deduction is the aggregate amount of charges deducted from the Policy's cash value on each Monthly Deduction Date and includes the monthly cost of insurance charge, the monthly administrative charge, the monthly maintenance charge for certain Policies, the mortality and expense risk charge, and during the first ten Policy Years, the monthly sales charge and monthly state premium tax charge. Upon surrender, lapse or partial surrender, the applicable portion of the Monthly Deduction will also be deducted from the cash value. (See "Charges and Expenses.")

  MONTHLY DEDUCTION DATE. The last day of each Policy Month.

  NET ADDITIONAL PAYMENT. Each net additional payment is equal to the additional payment made less the applicable sales charge and state premium tax charge.

  NET CASH VALUE. On any day, the Policy's net cash value is equal to the cash value for that day, reduced by any outstanding Policy loan balance and also reduced by any Surrender Charge that would apply on surrender. (See "Cash Value.")

  NET INVESTMENT EXPERIENCE. For any period, a Sub-Account's net investment experience equals the investment experience of the underlying Eligible Fund's shares for the same period. (See "Net Investment Experience.")

  POLICY DATE. If you submit the initial premium payment with the application, the Policy Date is generally the later of the date when the last Part II of the application or the Supplement to the Part I Application is signed, if any is required, and receipt of the premium payment. If you do not submit the initial premium with the application, the Policy Date will be the date NEVLICO receives the initial premium payment for the Policy. The Policy Date is the date used to determine all future cyclical periods under the Policy, e.g., Policy Months and Policy Years.

  POLICY LOAN BALANCE. Policy loans outstanding plus interest accrued to date.

  PREFERRED SURRENDER AMOUNT. This amount may be surrendered from the Policy's cash value during the Surrender Charge Period free of any Surrender Charge. This amount is calculated during the Surrender Charge Period and is equal to the greater of (a) cash value in excess of initial premium paid (minus any previous partial surrenders attributable to the initial premium) and (b) 10% of the initial premium paid (minus previous partial surrenders in that Policy
Year).

  PREMIUMS. Premiums include all payments you make under the Policy other than loan repayments. (See "Premiums.")

  RIGHT TO RETURN THE POLICY PERIOD. Within 10 days (or more where required by applicable state insurance law) after you receive the Policy, you may cancel the Policy by returning the Policy to NEVLICO or its agent. If you choose to cancel the Policy, NEVLICO will refund any premiums paid (or any other amount that is required by state insurance law) with interest at the rate currently in use by NEVLICO.

  SINGLE INSURED POLICY. A Policy providing for the payment of a death benefit on the death of the insured named in the Policy.

  STATE PREMIUM TAX CHARGE. This charge for state premium taxes is deducted from your cash value on each Monthly Deduction Date for the first ten Policy Years, as part of the Monthly Deduction. If you make an additional payment, a charge for state premium taxes is deducted from the payment before allocation to the Sub-Accounts. (See "Charges and Expenses.")

  SURRENDER CHARGE. If, during the Surrender Charge Period, a Policy is totally surrendered or lapses or a partial surrender (other than a preferred partial surrender) is made, a Surrender Charge is taken from the cash value. The surrender charge is a deferred sales charge attributable to the initial premium. (See "Surrender Charge.")

  SURRENDER CHARGE PERIOD. The Surrender Charge Period is the first nine Policy Years.

  YOU. When used in this prospectus, "you" refers to the Policy Owner.

  ZENITH FUND. The New England Zenith Fund.

                         INTRODUCTION TO THE POLICIES

THE POLICIES

  The individual modified single premium variable life insurance policies offered by this prospectus are designed to provide lifetime insurance coverage for the insured(s) named in the Policy. They are not offered primarily as an investment.

  The following list provides a brief description of the basic features of the Policy. These and other features of the Policy are explained in more detail throughout the prospectus. You should be sure to read the entire prospectus for more complete information.

  -- PREMIUM PAYMENTS. You must pay an initial premium at least equal to our minimum single premium requirements. After the first Policy Year, you may make additional payments, subject to certain restrictions and limitations.

  -- INVESTMENT OF PREMIUMS. Your initial premium is invested according to your instructions in one or more of the Sub-Accounts of the Variable Account corresponding to mutual fund portfolios after an initial period in the Money Market Sub-Account. (See "Amount Provided for Investment In the Policy.") Any net additional payments will be invested according to your instructions in the Sub-Accounts. (See "Allocation of Premiums" and "Investment Options.")

  -- AVAILABLE PORTFOLIOS. The mutual fund portfolios available to you under the Policy include several common stock funds, including a fund which invests primarily in foreign securities, three bond funds, one managed fund, a balanced fund, and a money market fund, subject to any necessary state insurance department approvals. (See "Investments of the Variable Account.")

  -- LIMITS ON ALLOCATIONS. You may allocate your Policy's cash value to a maximum of 10 Sub-Accounts.

  -- TRANSFERS. Once fifteen days have passed after we mail the confirmation for the initial premium payment, you may transfer portions of the Policy's cash value among the Sub-Accounts up to four times each Policy Year (twelve times each Policy Year for Policies issued in New York) without NEVLICO's consent. NEVLICO currently allows twelve transfers each Policy Year in all states. (See "Transfer Option.")

  -- FLUCTUATING CASH VALUE. The cash value of the Policy will vary daily based on, among other things, the net investment experience of the Sub-Accounts to which amounts have been allocated. The cash value is not guaranteed. You bear the investment risk with respect to the cash value. (See "Cash Value" and "Charges and Expenses.")

  -- DEATH BENEFIT. The death benefit is the greater of the variable death benefit and the minimum guaranteed death benefit. (See "Death Benefit.")

  -- POLICY LOANS AND PARTIAL SURRENDERS. A loan privilege is available under the Policy. Partial surrenders also are allowed. (See "Loan Privilege" and "Partial Surrenders.")

  -- FEDERAL INCOME TAX CONSEQUENCES. Death benefits paid to the beneficiary under a life insurance contract generally are not subject to Federal income tax. Under current law, undistributed increases in cash value of a life insurance contract generally are not taxable. (See "Tax Considerations.") In almost all situations, the Policies are expected to be treated as modified endowment contracts. Pre-death distributions (including partial surrenders and loans) from a modified endowment contract are included in income on an income first basis, and a 10% penalty tax may be imposed on income distributed before the Policy Owner attains age 59 1/2. (See "Tax Considerations.")

COMPARISON TO OTHER POLICIES AND OTHER INVESTMENTS

  In many respects the Policies are similar to fixed-benefit life insurance. Like fixed-benefit life insurance, the Policies offer a death benefit and provide a cash value, loan privileges and surrender values.

  The Policies are different from fixed-benefit life insurance in that the death benefit will in most cases, and the cash value will always, vary to reflect the investment experience of the selected Sub-Accounts of the Variable Account.

  The Policies are designed to provide insurance protection. Although the underlying mutual fund portfolios to which cash value may be allocated invest in securities similar to those in which mutual funds available directly to the public invest, in many ways the Policies differ from mutual fund investments. The main differences are:

  -- The Policy provides a death benefit based on NEVLICO's assumption of an actuarially calculated risk.

  -- If the net cash value is not sufficient to pay a Monthly Deduction because there is an excess Policy loan, the Policy will lapse with no value unless a payment is made. If the Policy lapses when Policy loans are outstanding, adverse tax consequences may result.

  -- In addition to sales charges, insurance-related charges not associated with mutual fund investments are deducted from values of the Policy and from any additional premiums. These charges include various insurance, risk, administrative and state premium tax charges. (See "Charges and Expenses.")

  -- The Variable Account, not the Policy Owner, owns the mutual fund shares.

  -- Federal income tax liability on any earnings on the mutual fund investment is deferred until you receive a distribution from the Policy. Transfers from one underlying fund portfolio to another are accomplished without tax liability under current law.

  -- Dividends and capital gains are automatically reinvested. For a discussion of some of the uses of the Policies, see "Appendix F: Uses of Life Insurance."

  The chart on the following pages shows how the Policy operates.

                               DIAGRAM OF POLICY


                            PREMIUM PAYMENTS

          --Minimum initial premium required is $10,000.
          --Additional payments may be paid after the first Policy
            Year, within limits. See page 12.



               DEDUCTIONS FROM PREMIUMS BEFORE ALLOCATION

     -- From initial premium: NONE
     -- From additional payments:
           -- 6.5% charge for sales load expense (reduced to 4.85% for additional payments on Policies with initial premiums of $1,000,000 or more).
           -- 2.5% charge for state premium tax. See page 20.



                             INVESTMENT OF PREMIUMS

 -- You direct the allocation of initial premiums and any net additional payments among 13 Sub-Accounts of the Variable Account. See page 13 for rules and limits on allocations.

 -- The Sub-Accounts invest in corresponding portfolios of the New England
    Zenith Fund. See page 25. Portfolios available are:
     Back Bay Advisors Bond Income Series     Westpeak Value Growth Series
     Back Bay Advisors Money Market Series    Westpeak Stock Index Series
     Back Bay Advisors Managed Series         Alger Equity Growth Series
     Loomis Sayles Avanti Growth Series       Venture Value Series
     Loomis Sayles Small Cap Series           Salomon Brothers U.S. Government
     Loomis Sayles Balanced Series            Series*
     Draycott International Equity Series     Salomon Brothers Strategic Bond
                                              Opportunities Series*
   --------
   * (subject to any necessary state insurance department approvals)



                             DEDUCTIONS FROM ASSETS

 --Monthly Deduction from cash value for:
   -- cost of insurance (currently calculated as a percentage of cash value at an annual rate, depending on the issue age and risk class of the insured, ranging from:
           Single Insured Policy: 0.45% to 1.25% for standard risk class
            (0.70% to 1.90% for substandard risk class)
           Last Survivor Policy: 0.25% to 1.05% for standard risk class (0.40%
            to 1.60% for substandard risk class)
   -- Administrative charge, calculated as a percentage of cash value at an annual rate of 0.35% (currently reducing to 0.10% after ten years).*
   -- During first ten Policy Years, sales charge and state premium tax charges, calculated as percentages of cash value at annual rates of 0.40% and 0.25%, respectively.*
   -- Mortality and expense risk charge, calculated as a percentage of cash value at an annual rate of 0.90%.
   -- For Policies with cumulative premiums less than $50,000, a Monthly
      Maintenance Charge of $2.50 per month also is included in the Monthly Deduction.
   --------
   * For Policies with initial premiums of $1,000,000 or more, the 0.40% sales charge for the initial premium and the 0.25% state premium tax charge for the initial premium will be waived, and the 0.35% Administrative Charge currently will be reduced to 0.10% in all Policy Years.

 See page 20.

 --Investment advisory fees and fund expenses are deducted from the assets of each Fund. See page 28.

                                   CASH VALUE

 -- Cash value is equal to the initial premium and any net additional payments, as adjusted each day the New York Stock Exchange is open to reflect Sub-Account investment experience, charges deducted and other Policy transactions (such as transfers and partial surrenders). See page 17.

 -- Cash value varies from day to day. There is no minimum guaranteed cash value. The Policy may lapse if there is a Policy loan. See page 17.

 -- Cash value can be transferred among the Sub-Accounts. See page 14 for rules and limits. Policy loans reduce the amount available for allocations and transfers.

 -- Dollar cost averaging and asset rebalancing programs are available. See page 15.

 -- Cash value is the starting point for calculating certain values under a Policy, such as the net cash value and the death benefit.




         CASH VALUE BENEFITS                         DEATH BENEFITS


 -- Loans may be taken for amounts         -- Income tax free to Beneficia-
    up to 90% of net cash value at            ry. (See "Tax Considera-
    a net interest rate charge of             tions".)
    0.75%. Preferred loans are
    currently available (with a            -- Available as lump sum or under
    net interest rate charge of               a variety of payment options.
    0%). See page 17 for rules and
    limits.                                -- Greater of variable death ben-
                                              efit or minimum guaranteed
 -- The Policy may be surrendered             death benefit.
    in full at any time for its
    net cash value, less the               -- Variable death benefit is
    Monthly Deduction to the date             determined by dividing the
    of surrender. A declining                 cash value by the applica-
    sales charge of up to 8.0% of             ble net single premium.
    the initial premium will apply
    to a full surrender made dur-          -- Minimum guaranteed death
    ing the first nine Policy                 benefit guarantees the
    Years. Federal taxes and a tax            initial premium plus addi-
    penalty also may apply. See               tional payments, less ad-
    page 18.                                  justments for partial sur-
                                              renders, as long as there
 -- Partial surrenders may be                 is not an excess Policy
    made. A pro rata portion of               loan. On each five-year
    the Surrender Charge may apply            anniversary of the Policy
    on partial surrenders made                Date up to age 75, the
    during the first nine Policy              minimum guaranteed death
    Years. Federal taxes and a tax            benefit will be reset as
    penalty also may apply. See               the greater of the minimum
    page 18 for rules and limits.             guaranteed death benefit
                                              before the recalculation,
 -- Preferred surrender amounts               and cash value. See page
    (with no surrender charges ap-            16. Proceeds paid would be
    plicable) are available.                  reduced by any Policy loan
                                              balance.
 -- Payment options available. See
    page 19.

AVAILABILITY OF THE POLICY

  Generally, the Policies may be issued on the lives of insureds from the issue ages of 20 to 80. In the case of a Single Insured Policy, the proposed insured must meet NEVLICO's underwriting and other criteria for issuance. In the case of a Last Survivor Policy, both of the insureds must meet those criteria. (See "Applying for a Policy.")

POLICY CHARGES

  -- DEDUCTIONS FROM INITIAL PREMIUM. NEVLICO deducts no charges from the initial premium before allocation to the Variable Account, although a monthly sales charge and state premium tax charge are deducted as part of the Monthly Deduction during the first ten Policy Years, and a Surrender Charge applies during the Surrender Charge Period (the first nine Policy Years).

  -- DEDUCTIONS FROM ADDITIONAL PAYMENTS. NEVLICO will deduct the following charges from an additional payment before allocation of the net additional payment to the Sub-Accounts you select:

    -- 6.5% sales charge (reduced to 4.85% for Policies with Initial
       Premiums of $1,000,000 or more).
    -- 2.5% state premium tax charge.

  -- MONTHLY DEDUCTION DEDUCTED FROM CASH VALUE. NEVLICO deducts a charge from the cash value on each Monthly Deduction Date after the Policy Date. This charge is the aggregate of the following charges, shown below at their annual rates:

    -- Cost of insurance charge,* currently ranging from:
              Single Insured Policy: 0.45% to 1.25% for standard risk class (0.70% to 1.90% for substandard risk class)
              Last Survivor Policy: 0.25% to 1.05% for standard risk class (0.40% to 1.60% for substandard risk class)
    -- 0.35% Administrative Charge (currently reduced to 0.10% after the first ten Policy Years)**
    -- 0.40% sales charge for initial premium (deducted during the first ten Policy Years only)**
    -- 0.25% state premium tax charge for initial premium (deducted during the first ten Policy Years only)**
    -- 0.90% mortality and expense risk charge

    -- For Policies with cumulative premiums less than $50,000, a $2.50
       Monthly Maintenance Charge also is included in the Monthly Deduction
--------
 * No cost of insurance charge is deducted on or after the Policy Anniversary when the age of the insured(s) is equal to 100.
** For Policies with initial premiums of $1,000,000 or more, the 0.40% sales charge and 0.25% premium tax charge for the initial premium will be waived, and the 0.35% Administrative Charge currently will be reduced to 0.10% in all Policy Years.

  Each charge, except the $2.50 Monthly Maintenance Charge, is calculated as a percentage of cash value on the Monthly Deduction Date. Each charge is deducted pro rata from the cash value in the Sub-Accounts.

  The charges shown above may be changed to the following extent. The current cost of insurance charges are guaranteed not to exceed the maximum cost of insurance charges permitted under the 1980 Commissioners' Standard Ordinary Smoker/Nonsmoker Tables (or multiples of or additives to, in the case of substandard classifications). The rate of the state premium tax charge deducted as part of the Monthly Deduction will be adjusted if cash value increases as a result of an additional payment. The sales charge also will be monitored so that the total dollar amount deducted, as part of the Monthly Deduction and any Surrender Charge, does not exceed 9.0% of the initial premium. The Administrative Charge is guaranteed not to exceed an annual rate of 0.35% of cash value. The $2.50 Monthly Maintenance Charge will apply only if cumulative premiums paid are less than $50,000, and will terminate if cumulative premiums paid exceed $50,000.

  -- CHARGES DEDUCTED FROM ELIGIBLE FUND ASSETS. The value of shares of the
     Eligible Funds reflect charges and deductions from assets for investment advisory services and fund operating expenses.

  -- SURRENDER CHARGE. If the Policy is surrendered or lapses or a partial surrender is taken during the first nine Policy Years (the Surrender Charge Period), a Surrender Charge may be deducted based on the amount of the initial premium. The Surrender Charge is a deferred sales charge. The amount of this charge declines over the course of the Surrender Charge Period. The table below shows the Surrender Charge as a percentage of the portion of the amount surrendered subject to the Surrender Charge:

             POLICY YEAR                        CHARGE
             -----------                        ------
               1...............................  8.0%
               2...............................  8.0%
               3...............................  7.0%
               4...............................  6.0%
               5...............................  5.0%
               6...............................  4.0%
               7...............................  3.0%
               8...............................  2.0%
               9...............................  1.0%
              10...............................  0.0%

  The Surrender Charge is deducted from the amount surrendered.

  During the Surrender Charge period, a partial surrender is taken first from the "preferred surrender amount" free of any Surrender Charge and then from the cash value subject to the Surrender Charge. The "preferred surrender amount" is equal to the greater of (a) cash value on the date of surrender in excess of the initial premium paid (minus any previous partial surrenders attributable to the initial premium) and (b) 10% of the initial premium paid (minus previous partial surrenders in that Policy Year). If you make a full surrender during the Surrender Charge Period, the preferred surrender amount will be deducted from the amount of the full surrender before the Surrender Charge is calculated.

  For more information concerning the Surrender Charge, see "Surrender
Charge."

  For more information concerning the charges and expenses associated with the Policy, see "Charges and Expenses."

RIGHT TO RETURN THE POLICY

  You may cancel the Policy within 10 days (or more where required by applicable state insurance law) after you receive the Policy. The Policy may be returned to NEVLICO or its agent. Insurance coverage ends as soon as the Policy is returned (as determined by its postmark, if the Policy is mailed). If you choose to cancel the Policy, NEVLICO will refund any premiums paid (or any other amount that is required by state insurance law) with interest at the rate currently in use by NEVLICO.

RECEIPT OF COMMUNICATIONS AND PAYMENTS AT NEVLICO'S ADMINISTRATIVE OFFICE

  NEVLICO will treat your request for a Policy transaction, or your submission of a payment, as received at the Administrative Office if it is received there before the close of regular trading on the New York Stock Exchange on that day. If it is received after that time, or if the New York Stock Exchange is not open that day, then it will be treated as received on the next day when the New York Stock Exchange is open.

                          NEVLICO AND THE NEW ENGLAND

  NEVLICO was organized as a stock life insurance company in Delaware in 1980 and is licensed to sell life insurance in all states, the District of Columbia and Puerto Rico. NEVLICO's Home Office is in Wilmington, Delaware and its Administrative Office is at 501 Boylston Street, Boston, Massachusetts 02116. NEVLICO's mailing address is: P.O. Box 9116, Boston, Massachusetts 02117.

  NEVLICO is a wholly-owned subsidiary of The New England, which was organized in Massachusetts in 1835. The New England is the oldest chartered mutual life insurance company in the United States. On December 31, 1995, The New England had over $15 billion of assets and over $ billion of life insurance in force. As of December 31, 1995, The New England and its affiliates had over $ billion in assets under management. As of December 31, 1995, the value of The New England's investment in NEVLICO was $96.7 million. It is expected that The New England may from time to time contribute additional amounts to NEVLICO; however, The New England is under no obligation to do so, and its assets do not support the benefits under the Policies. NEVLICO may reinsure a portion of a Policy's death benefit with The New England.

  The New England and Metropolitan Life Insurance Company ("MetLife") have entered into an agreement to merge, with MetLife to be the survivor of the merger. The merger is conditioned upon, among other things, approval by the policyholders of The New England and MetLife and receipt of certain regulatory approvals. The merger is not expected to occur until after

      , 1996. If the merger is consummated, NEVLICO will become a direct or indirect wholly-owned subsidiary of MetLife. NEVLICO is not expected to be affected by the merger except to the extent that assets of The New England may be transferred to NEVLICO in view of the merger.

                                   PREMIUMS

APPLYING FOR A POLICY

  Individuals wishing to purchase a Policy must submit an application and provide evidence of insurability of the proposed insured(s). The initial premium also must be paid before the Policy is issued. A Single Life Policy will be issued for an insured only if the insured is between the issue ages of 20 to 80 and satisfies our insurability requirements. A Last Survivor Policy will be issued on two insureds only if each of them is between the issue ages of 20 and 80 and each of them satisfies our insurability requirements. The ages of the two insureds may not be more than nine years apart on the Policy Date.

  Before accepting an application, NEVLICO conducts underwriting to determine insurability. The amount of the initial premium and the age of the insured(s) determines whether the insured initially may qualify for "simplified underwriting" at issue, which entails completion of a written questionnaire concerning the insured's health but does not entail a medical examination, or more detailed underwriting.

  NEVLICO reserves the right to reject an application or premium for any reason. If a Policy is not issued, any premium payment submitted will be returned to you plus interest at the rate currently in use by NEVLICO. If a Policy is issued, the Policy will be effective on the Policy Date.

PREMIUM PAYMENTS

  The minimum initial premium for a Policy is $10,000. You may purchase a Policy with the proceeds of another life insurance policy, provided that the following conditions are met. First, the applicable application forms must be completed. Second, if the value to be applied from the existing policy to a Policy is subject to a policy loan, then an additional amount of at least $10,000 (above the amount of the Policy loan) must be submitted as part of the initial premium, and any loan remaining against the new Policy cannot exceed 40% of the cash value of the Policy at issue. It may not be advantageous to replace existing insurance with a Policy.

  Additional payments may be made until the age of the insured(s) is equal to 100, subject to our underwriting requirements and the following rules. Except with respect to additional payments required in a grace period (see "Lapse and Reinstatement"), an additional payment must be at least $1,000, and only one additional payment may be made each Policy Year beginning with the second Policy Year. You may pay premiums by check or money order. A payment received after issuance of the Policy while a loan is outstanding generally is treated first as repayment of Policy loan interest, second as repayment of a Policy loan, and last as an additional payment, unless you designate otherwise in writing when submitting the payment to NEVLICO. (See "Effect of Policy Loan.") If you have a Policy loan, it may be more advantageous to repay the loan than to make an additional payment, because an additional payment is subject to sales and state premium tax charges, whereas the loan repayment is not subject to any charges. (See "Loan Privilege" and "Deductions from Premiums.")

  No additional payments may be made on or after age 100 of the insured(s), except as may be required in a grace period. (See "Lapse and Reinstatement.") The tax consequences associated with continuing a Policy beyond age 100 of the insured(s) are unclear. A tax advisor should be consulted on this issue.

  If acceptance of an additional payment would immediately increase the death benefit by more than it would increase the cash value, we will require satisfactory evidence of insurability before accepting it. If the payment would not so affect the death benefit, we will accept it without underwriting. However, we reserve the right to reject an additional payment for any reason. If an additional payment is accepted, NEVLICO will credit your net additional payment, after deductions for sales and state premium tax charges, to your Policy's cash value as of the date the payment is received at NEVLICO's Administrative Office, if underwriting was not required, or the date underwriting was completed if underwriting was required. (See "Allocation of Premiums," "Charges and Expenses," and "Receipt of Communications and Payments at NEVLICO's Administrative Office.")

  If an additional payment is accepted, a proportional adjustment will be made in the rate of the state premium tax charge deducted as part of the Monthly Deduction. (See "Charges and Expenses" and Appendix C.)

RIGHT TO RETURN THE POLICY

  You may cancel the Policy within 10 days (or more where required by applicable state insurance law) after you receive the Policy. The Policy may be returned to NEVLICO or its agent. Insurance coverage ends as soon as the Policy is returned (as determined by its postmark, if the Policy is mailed). If you choose to cancel the Policy, NEVLICO will refund any premiums paid (or any other amount that is required by state insurance law) with interest at the rate currently in use by NEVLICO.

LAPSE AND REINSTATEMENT

  As a single premium policy, the Policy is designed to be fully paid-up when issued. Accordingly, it will not lapse, regardless of adverse investment experience, unless there are excessive Policy loans. See "Policy Loans." If a Policy loan is outstanding, and the net cash value on a Monthly Deduction Day is not enough to cover the entire Monthly Deduction for that Policy Month, the Policy will be in default. NEVLICO will notify you of the amount due to continue the Policy. The Policy provides a 62-day grace period for paying an additional payment in an amount sufficient to cover three months of Monthly Deductions and loan interest due after the notice is sent. During the grace period, insurance coverage continues under your Policy, but if the insured dies (and in the case of a Last Survivor Policy, if the last surviving insured dies) before the grace period payment is made, NEVLICO will deduct from the death proceeds the portion of the unpaid Monthly Deduction(s) for the period prior to the date of death.

  If your Policy has lapsed, it may be reinstated within seven years after the date of lapse. If more than seven years have passed, or if you have surrendered the Policy, NEVLICO's consent is required to reinstate. Reinstatement in all cases is subject to payment of certain charges described in the Policy and generally requires evidence of insurability that is satisfactory to NEVLICO. If a Policy lapses and is reinstated, the period the Policy was lapsed will not count for purposes of determining (i) the Surrender Charge on any date after reinstatement; (ii) whether the ten-year period during which the Monthly Deduction includes deductions for sales charges and state premium taxes is in effect; and (iii) whether the ten-year period during which higher administrative charges are deducted is in effect. For the purpose of determining the dates on which the minimum guaranteed death benefit will be recalculated, the period the Policy was lapsed will count. If the minimum guaranteed death benefit would have been recalculated during the period the Policy was lapsed, it will be recalculated upon reinstatement.

           ALLOCATION OF PREMIUM PAYMENTS AND TRANSFER OF CASH VALUE

ALLOCATION OF PREMIUM PAYMENTS

  The initial premium will be allocated to the Money Market Sub-Account as of the latest of the Policy Date, the date of the last Part II of the application for the Policy or the Supplement to the Part I Application, if any is required, and the date the initial premium is received by NEVLICO. Fifteen days after NEVLICO mails the confirmation for the initial premium (see "Right to Return the Policy"), the cash value in the Money Market Sub-Account is allocated to the Sub-Accounts according to your instructions. (See "Investment Options.") Therefore, your selection of Sub-Accounts in the application does not take effect until after the end of the initial period described above, during which the cash value is allocated to the Money Market Sub-Account.

  Allocations of premium can be made to a maximum of 10 Sub-Accounts at any one time. A minimum of 10% of the premium must be allocated to each Sub-Account selected. Percentages allocated must be whole numbers.

  You select the initial premium allocation when you apply for a Policy. This allocation will be used for any additional payments, unless you specify otherwise when submitting the payment. You also may change the allocation instructions for future payments at any time thereafter, provided that your Policy's cash value is distributed among no more than 10 Sub-Accounts at any one time. The change will be effective for additional payments accepted on or after the date when NEVLICO receives your instructions. The portion of an additional payment to be applied to each Sub-Account chosen must be a whole percent not less than 10. You may change your instructions by telephone or by written request in a form satisfactory to NEVLICO. (See "Receipt of Communications and Payments at NEVLICO's Administrative Office.") See "Requests" below for information on how to request a transfer or reallocation by telephone.

AMOUNT PROVIDED FOR INVESTMENT UNDER THE POLICY

  The initial premium is first invested under the Policy as of the investment start date. The investment start date is the latest of: the date when NEVLICO first receives the premium for the Policy, the date when the last Part II of the Policy application or the Supplement to the Part I Application is signed, if any is required, and the Policy Date. (For this purpose only, receipt of the premium means receipt by a NEVLICO agent or, if a broker-dealer other than New England Securities is involved, by NEVLICO.)

  If you pay the initial premium with the application, the Policy Date is generally the later of the date when the last Part II of the application or the Supplement to the Part I Application is signed, if any is required, and receipt of the premium payment. In this case the Policy Date and investment start date are the same.

  If you pay the initial premium with the application, the insured will be covered under a temporary insurance agreement for a limited period that is described in the temporary insurance agreement form. Generally, coverage under the temporary insurance agreement begins on the later of the date when NEVLICO receives the premium payment for the Policy and the date when the last Part II of the application or the Supplement to the Part I Application is signed, if any is required. The maximum amount of coverage provided is the lesser of the amount of insurance applied for and $500,000 for standard and preferred risks ($250,000 for substandard risks and $50,000 for persons who are determined to be uninsurable). There may be variations to these provisions required by state law.

  If a Policy is issued, Monthly Deductions, including cost of insurance charges, begin as of the first Monthly Deduction Date, even if the Policy's issuance was delayed due to underwriting requirements, and will be in amounts based on the face amount of the Policy issued, even if the temporary insurance coverage received during the underwriting period was for a lesser amount. If NEVLICO declines an application, it will refund the premium payment made plus interest at the rate currently in use by NEVLICO.

TRANSFER OPTION

  Beginning fifteen days after NEVLICO mails the confirmation for the initial premium, you may transfer your Policy's cash value between Sub-Accounts up to four times each Policy Year (twelve times each Policy Year for Policies issued in New York) without NEVLICO's consent. Except as described below, NEVLICO currently allows twelve transfers each Policy Year in all states. Currently, NEVLICO's rules for transfers require that the amount transferred from any Sub-Account must be at least $100. (If the full amount of cash value in a Sub-Account is less than $100, that full amount may be transferred). Currently, all transfers are subject to a maximum of $500,000 per transfer. In applying the $500,000 limit, NEVLICO will treat as one transfer all transfers that you request on the same day for all Policies you own. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by NEVLICO.

  A transfer will be effective as of the date when NEVLICO receives the transfer request at its Administrative Office. (See "Receipt of Communications and Payments at NEVLICO's Administrative Office.") However, you should be aware that because transfer limitations may prevent you from making a transfer on the date you want to, your Policy's cash value may in the future be lower than it would have been had the transfer been made on the desired date.

  For transfers that NEVLICO determines to be based on "market-timing" (e.g., transfers under different Policies that are being requested under Powers of Attorney with a common attorney-in-fact or that are in NEVLICO's determination based on the recommendation of a common investment adviser or broker-dealer), the current transfer limitation is one transfer every 30 days, each transfer subject to a maximum of $500,000. In applying the limitation of one $500,000 transfer every 30 days, NEVLICO will treat as one transfer all transfers requested under different Policies that are being requested under Powers of Attorney with a common attorney-in-fact or that are, in NEVLICO's determination, based on the recommendation of a common investment adviser or broker-dealer. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by NEVLICO. If a transfer is executed under one Policy and, within the next 30 days, a transfer request for another Policy is determined by NEVLICO to be related to the executed transfer under this paragraph's rules, the transfer request will not be executed by NEVLICO. (In order for it to be executed, it would need to be requested again after the 30-day period and it, along with any other transfer requests that are collectively treated as a single transfer, would need to total no more than $500,000).

  NEVLICO's interest in applying these limitations on the maximum number and size of transfers is to protect the interests of both Policy Owners who are not engaging in significant transfer activity and Policy Owners who are engaging in such activity. NEVLICO has determined that the actions of Policy Owners engaging in significant transfer activity among Sub-Accounts may cause an adverse effect on the performance of the underlying Eligible Funds. The movement of significant Sub-Account values from one Sub-Account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because it must maintain a significant cash position in order to handle redemptions. Such movement may also cause a substantial increase in Eligible Fund transaction costs that must be indirectly borne by Policy Owners.

  Policy Owners will be notified, in advance, of any change in the limitation on the number or amount of transfers.

  See "Transfer and Reallocation Requests" for information regarding transfers made by written request and by telephone.

  Your Policy's cash value may be distributed among no more than ten Sub-Accounts at any one time.

DOLLAR COST AVERAGING

  NEVLICO offers an automated transfer privilege referred to here as dollar cost averaging. The main objective of dollar cost averaging is to shield investments from short term price fluctuations. Since the same dollar amount is transferred to selected Sub-Accounts each month, over time more purchases of Eligible Fund shares are made when the value of those shares is low, and fewer shares are purchased when the value is high. As a result, a lower than average cost of purchases may be achieved over the long term. This plan of investing allows Owners to take advantage of investment fluctuations, but does not assure a profit or protect against a loss in declining markets.

  Under this feature you may request that a certain amount of your cash value be transferred on any selected business day of each month (or if not a day when the New York Stock Exchange is open, the next such day), from any one Sub-Account to one or more of the other Sub-Accounts, subject to the limitation that cash value may not be allocated to more than 10 of the Sub-Accounts at any one time. A minimum of $100 must be transferred to each Sub-Account that you select under this feature. Currently, transfers made under the dollar cost averaging program will not be counted against the 12 transfers that may be made each year. You may select a dollar cost averaging program when you apply for the Policy or at a later date by contacting NEVLICO's Administrative Office. You may not participate in the dollar cost averaging program while you are participating in the asset rebalancing program. (See "Asset Rebalancing," below). You may cancel your use of the dollar cost averaging program at any time prior to the monthly transfer date. Transfers will continue until you notify us to stop making transfers or there no longer is sufficient cash value in the Sub-Account from which you are transferring cash value.

ASSET REBALANCING

  NEVLICO offers an asset rebalancing program for cash value. Cash value allocated to the Sub-Accounts can be expected to increase or decrease at different rates. An asset rebalancing program automatically reallocates your cash value among the Sub-Accounts each quarter to return the allocation to the allocation percentages you specify. Asset rebalancing is intended to transfer cash value from those Sub-Accounts that have increased in value to those that have declined, or not increased as much, in value. Over time, this method of investing may help a Policy Owner "buy low and sell high," although there can be no assurance that this objective will be achieved. Asset rebalancing does not guarantee profits, nor does it assure that an Owner will not have losses.

  You may select an asset rebalancing program when you apply for the Policy or at a later date by contacting NEVLICO's Administrative Office. You specify the percentage allocations according to which your cash value will be reallocated among the Sub-Accounts. You may not participate in the asset rebalancing program while you are participating in the dollar cost averaging program. (See "Dollar Cost Averaging," above). On the last day of each Policy quarter (or if not a day when the New York Stock Exchange is open, the next such day), we will transfer cash value among the Sub-Accounts to the extent necessary to return the allocation to your specifications. Asset rebalancing will continue until a written or telephone request to terminate is received at NEVLICO's Administrative Office. Currently, transfers made under an asset rebalancing program are not counted for purposes of the transfer rules described above.

TRANSFER AND REALLOCATION REQUESTS

  You may request a Sub-Account transfer or change the allocation of net additional payments by written request (which may be telecopied) to NEVLICO's Administrative Office or by telephoning The New England. To request a transfer or reallocation by telephone, you should contact your registered representative or contact The New England at 1-800-200-2214. Requests for transfers (up to NEVLICO's current limit each Policy Year) or reallocations by telephone will be automatically permitted. NEVLICO and The New England will use reasonable procedures, such as requiring certain identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone are genuine. Any telephone instructions reasonably believed by The New England and NEVLICO to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If NEVLICO and The New England do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, they may be liable for any losses due to unauthorized or fraudulent instructions.

                                 DEATH BENEFIT

  If the insured under a Single Insured Policy dies, NEVLICO will pay a death benefit to the beneficiary. In the case of a Last Survivor Policy, no death benefit will be paid unless and until both insureds have died.

  HOW THE DEATH BENEFIT IS DETERMINED. The death benefit payable on any day is the greater of the variable death benefit and the minimum guaranteed death benefit. The variable death benefit is determined by dividing the Policy's cash value by the applicable net single premium set by the Internal Revenue Code. Net single premiums are based on the age, sex and smoker/nonsmoker status of the insured at the time of the calculation and decline over time. Set forth below are net single premiums for selected ages of male and female, nonsmoker insureds.

                                   NET SINGLE PREMIUM
                             -------------------------------
            AGE              MALE NONSMOKER FEMALE NONSMOKER
            ---              -------------- ----------------
            30..............     .19992          .17824
            40..............     .27992          .24926
            50..............     .38723          .34338
            60..............     .52085          .46422
            70..............     .66655          .61117

  As an example of how the variable death benefit is calculated, assume that the cash value of a Policy held by a 40-year-old male nonsmoker is $10,000. The variable death benefit would be $35,724 ($10,000 divided by the applicable net single premium of .27992).

MINIMUM GUARANTEED DEATH BENEFIT

  The minimum guaranteed death benefit guarantees, regardless of investment performance, that as long as there is not an "excess Policy loan," the death benefit will never be less than the initial premium paid plus additional payments, less adjustments for partial surrenders. On the Policy Date, the minimum guaranteed death benefit is equal to the initial premium paid. Thereafter, the minimum guaranteed death benefit will be increased by each additional payment, and decreased proportionately by any partial surrenders. The reduction at the time of a partial surrender will be based on the ratio of the cash value after the surrender to the cash value before the surrender. (See Appendix D for an example illustrating the effect of a partial surrender on a Policy.) At the end of the fifth Policy Year and every five years thereafter until the insured is (or insureds are) age 75, the guaranteed death benefit will be recalculated. On each of these days, the guaranteed death benefit is equal to the greater of: (i) the guaranteed death benefit before the recalculation; and (ii) the cash value on the date of recalculation.

  If, however, an "excess Policy loan" exists, the Policy may terminate. (See "Loan Privilege" for the definition of "excess Policy loan.")

ADJUSTMENTS TO THE DEATH PROCEEDS PAYABLE

  The death proceeds actually paid to the beneficiary are equal to the amount of the death benefit determined on the date of the insured's death, reduced by any Policy loan balance as of that date and by a pro rata portion of the Monthly Deduction for the portion of the Policy month elapsed since the last deduction prior to that date.

  The death proceeds may also be adjusted if the insured's age (or an insured's age under a Last Survivor Policy) was misstated in the application, if death results from the insured's suicide (or an insured's suicide under a Last Survivor Policy) within two years (or less if provided by state law) from the Policy's Date of Issue, or if limits on the death benefit are imposed by rider. (See "Limits to NEVLICO's Right to Challenge the Policy.")

PAYMENT OF DEATH BENEFIT PROCEEDS

  Death benefit proceeds will be paid in one sum unless the Policy Owner or payee chooses to put all or part of the proceeds under a payment option. (See "Payment of Proceeds" and "Payment Options.") Death benefit proceeds also may be paid pursuant to NEVLICO's Access Plus program. If the Access Plus program is elected, an Access Plus account will be established at State Street Bank & Trust Company at the time that death benefit proceeds are payable. The Access Plus account provides convenient access to proceeds, which are maintained in NEVLICO's general account, through checkbook privileges with State Street. A beneficiary may elect to have death benefit proceeds paid through the Access Plus program at any time prior to the payment of death benefit proceeds.

                      CASH VALUE AND CASH VALUE BENEFITS

CASH VALUE

  Your Policy's cash value includes its cash value in the Variable Account and, if you have an outstanding Policy loan, in NEVLICO's general account as a result of the loan. (See "Loan Privilege.") The cash value reflects premium payments, the net investment experience of the Policy's Sub-Accounts, interest credited on amounts held in the general account as a result of a loan, amounts deducted for Policy charges (including Monthly Deductions and any Surrender Charge that applies if you make a partial surrender), partial surrenders and transfers among the Policy's Sub-Accounts.

  Your Policy's net cash value is the cash value on any day, reduced by any Policy loan balance and also reduced by any applicable Surrender Charge. (See "Loan Privilege," "Surrender Charge," and "Monthly Deduction Deducted from Cash Value".) If you surrender your Policy, the net cash value will be reduced by the applicable portion of the Monthly Deduction for the period from the last deduction to the date of surrender.

  The amount provided for investment in the Policy (i.e., the cash value) is adjusted as of each day the New York Stock Exchange is open to reflect the net investment experience of the Sub-Accounts for that day. The Policy's cash value in the Variable Account may increase or decrease daily depending on the net investment experience of the Policy's Sub-Accounts. Unfavorable investment experience can reduce the net cash value to zero. Because there is no guaranteed minimum cash value in the Variable Account, you bear the entire investment risk with respect to cash value in the Variable Account.

  NET INVESTMENT EXPERIENCE. The net investment experience of the Policy's Sub-Accounts will affect the Policy's cash value and, in most circumstances, the death benefit. The net investment experience of the Sub-Accounts is determined as of the close of regular trading on the New York Stock Exchange on each day when the Exchange is open for trading. A Sub-Account's net investment experience for any period reflects the investment experience of the underlying Eligible Fund shares for the same period. Currently, NEVLICO makes no charges against the Sub-Accounts, but in the future NEVLICO may impose a charge against the Sub-Accounts for taxes if appropriate. See "Daily Charges Deducted from Variable Account Assets" and "Charges Deducted from Eligible Fund Assets.")

  The investment experience of the Eligible Fund shares for any period is the increase or decrease in their net asset value for the period, increased by the amount of any dividends or capital gains distributions on the shares during the period. Dividends and capital gains distributions on Eligible Fund shares are reinvested in additional shares of the Eligible Fund and affect subsequent investment experience.

LOAN PRIVILEGE

  You may borrow all or part of the Policy's "loan value" once fifteen days have elapsed after we mail the confirmation for the initial premium. NEVLICO will make the loan as of the date when a loan request is received at NEVLICO's Administrative Office. (See "Receipt of Communications and Payments at NEVLICO's Administrative Office.") You should contact NEVLICO's Administrative Office or a NEVLICO agent for information regarding the procedures to follow for requesting a loan.

  The Policy's loan value is equal to 90% (or more where required by state law) of: the Policy's cash value minus the surrender charge. The amount of loan value available to be borrowed at any time is reduced by the amount of any Policy loan balance.

  A Policy loan may result in adverse tax consequences. (See "Tax
Considerations.")

  EFFECT OF POLICY LOAN. When Policy loan proceeds are paid to you, cash value in the amount of the loan is taken from the Sub-Accounts and transferred to NEVLICO's general account as collateral for the loan. When you make a loan repayment, cash value held as collateral is transferred from the general account back to the Sub-Accounts, and thereby increases the cash value in the Sub-Accounts by the amount of the repayment. Unless you specify a different allocation, cash value transferred for a Policy loan is taken from the Sub-Accounts of the Variable Account in proportion to the cash value in each. All loan repayments are allocated, unless you request otherwise, to repay the loans made against the Sub-Accounts of the Variable Account in proportion to the cash value in each.

  The interest rate charged on Policy loans is 6.0% per year, accrues daily, and is due on the Policy Anniversary. If not paid at that time, the interest accrued on the loan is added to the loan, and an amount equal to the unpaid interest is deducted from the Policy's cash value in the Sub-Accounts in proportion to the amount in each. Amounts taken as collateral for a loan earn interest at not less than a 5.25% rate per year. Currently, on preferred loans, the rate credited is a 6.0% annual rate. "Preferred loans" are loans that, when taken, represent an amount less than or equal to the excess of cash value over premiums paid (as adjusted for any partial surrenders). Interest earned on amounts held in NEVLICO's general account as collateral for a Policy loan is credited to the Policy's Sub-Accounts on the Policy Anniversary, in proportion to the cash value in each.

  The amount taken from the Policy's Sub-Accounts as a result of a loan does not participate in the investment experience of the Sub-Accounts. Therefore, the death benefit and cash value of the Policy can be permanently affected by a Policy loan, even if it is repaid. In addition, any proceeds payable under a Policy are reduced by the amount of any outstanding Policy loan balance.

  The following procedures will be applied to payments received while a Policy loan is outstanding. Such a payment is treated first as a repayment of Policy loan interest, then as repayment of a Policy loan, and last as an additional payment (if no previous additional payment has been made in that Policy Year), unless you designate otherwise in writing to NEVLICO. (If a previous additional payment has been made in that Policy Year, the portion of the payment in excess of any outstanding Policy loan balance will be returned). If a Policy loan is outstanding, it may be more advantageous to repay the loan than to make an additional payment, because an additional payment is subject to sales and state premium tax charges, and the loan repayment is not subject to charges.

  If a Policy loan is outstanding, and the net cash value on a Monthly Deduction Day is not enough to cover the entire Monthly Deduction for the Policy Month, NEVLICO will notify you that the Policy is going to terminate unless a sufficient payment is made within the 62-day grace period. (This situation is referred to as an "excess Policy loan.") The Policy will terminate without value 62 days after the notice is mailed unless a sufficient amount is paid to NEVLICO within that time. (See "Lapse and Reinstatement.") If the Policy lapses with a loan outstanding, adverse tax consequences may result. (See "Tax Considerations" below.)

  If you purchase a Policy with the proceeds of another life insurance policy that has an outstanding policy loan (see "Premium Payments"), the following conditions must be met. First, the applicable application forms must be completed. Second, if the value to be applied from the existing policy to a Policy is subject to a policy loan, then an additional amount of at least $10,000 (above the amount of the policy loan) must be submitted as part of the initial premium, and any loan remaining against the new Policy cannot exceed 40% of the cash value of the Policy at issue. It may not be advantageous to replace existing insurance with a Policy.

SURRENDER

  You may surrender a Policy for its net cash value, less the Monthly Deduction to the date of surrender, at any time while the insured (or at least one insured under a Last Survivor Policy) is living by submitting a request conforming to NEVLICO's administrative procedures. The net cash value of the surrendered Policy is determined as of the date when a surrender request is received at NEVLICO's Administrative Office. (See "Receipt of Communications and Payments at NEVLICO's Administrative Office.") The net cash value equals the cash value, reduced by any Policy loan balance and also reduced by any applicable Surrender Charge (see "Surrender Charge"). Upon surrender, the applicable portion of the Monthly Deduction will be deducted from net cash value. (See "Monthly Deduction Deducted from Cash Value.") You may elect in writing to have all or part of the surrender amount applied to a payment option. (See "Payment Options.") A surrender may result in adverse tax consequences. (See "Tax Considerations," below.)

  When you make a full surrender, the requested surrender amount is taken first from the preferred surrender amount. For more information about the preferred surrender amount, see "Surrender Charge."

PARTIAL SURRENDERS

  You may make a partial surrender of cash value once fifteen days have passed after we mail the confirmation for the initial premium payment, subject to the following rules and limits. In each Policy Year, partial surrenders will be limited, except with the consent of NEVLICO, to: 20% of the net cash value on the day the first partial surrender is made for the Policy Year; or, if less, the Policy's loan value less the amount of any Policy loan balance. The minimum amount for a partial surrender is $500. Currently, NEVLICO does not limit the maximum amount of a partial surrender as long as the cash value immediately after the partial surrender is at least $10,000. A partial surrender made in excess of the preferred surrender amount may be subject to a Surrender Charge. (See "Surrender Charge" and "Monthly Deduction.") If any charges apply, they will be deducted from the amount requested to be surrendered. There are no limits on the number of partial surrenders that may be made during a Policy Year. However, there are tax consequences. (See "Tax Considerations.")

  When you make a partial surrender, the requested surrender amount is taken first from the preferred surrender amount. For more information about the preferred surrender amount, see "Surrender Charge."

  EFFECT OF PARTIAL SURRENDER ON CASH VALUE AND DEATH BENEFIT. A partial surrender reduces the minimum guaranteed death benefit based on the ratio of the cash value after the partial surrender to the cash value before the partial surrender. See "Death Benefit" and Appendix D.

  You should be aware that the net cash value paid upon a partial surrender may not be reinvested in the Policy except as additional payments, which are subject to the charges described under "Charges and Expenses."

  The amount paid to you as the result of a partial surrender is equal to the amount requested to be surrendered less any amount deducted for the Surrender Charge or Monthly Deduction. (See "Surrender Charge" and "Monthly Deduction Deducted from Cash Value.") Unless you specify a different allocation, the partial surrender is effected by reducing the Policy's cash value in the Sub-Accounts in proportion to the amount of cash value in each. The amount of net cash value paid upon partial surrender is determined as of the date when a request conforming to NEVLICO's administrative procedures is received at NEVLICO's Administrative Office. NEVLICO's administrative procedures can be determined by contacting a NEVLICO agent or the Administrative Office. (See "Receipt of Communications and Payments at NEVLICO's Administrative Office," "Payment of Proceeds," and "Payment Options.")

PAYMENT OF PROCEEDS

  NEVLICO will ordinarily pay any surrender, partial surrender, loan or death benefit proceeds payable from the Sub-Accounts within seven days after receipt at the Administrative Office of a request, or proof of death of an insured, in a form satisfactory to NEVLICO. (See "Receipt of Communications and Payments at NEVLICO's Administrative Office.") However, NEVLICO may delay payment (except when a loan is made to pay a premium to NEVLICO) or transfers from the Sub-Accounts: (i) if the New York Stock Exchange is closed for other than weekends or holidays, or if trading on the New York Stock Exchange is restricted, (ii) if the SEC determines that a state of emergency exists that makes payments or Sub-Account transfers impractical, or (iii) if the SEC orders the Variable Account or orders the Zenith Fund or its successor or any other Eligible Fund to postpone payment or transfer of variable benefits.

  NEVLICO may withhold payment of surrender, partial surrender or loan proceeds to the extent that those proceeds are derived from a Policy Owner's check that has not yet cleared. In those cases, NEVLICO will process the surrender or loan to the extent of Policy values for which the Policy Owner has made full payment. The balance of the surrender, partial surrender or loan proceeds will be paid when the Policy Owner's check has cleared. NEVLICO may also delay payment if it considers whether to contest the Policy. NEVLICO will pay interest on the death benefit proceeds from the date they become payable to the date they are paid in one sum or, if a payment option was selected, to the effective date of the option. (See "Payment Options.")

PAYMENT OPTIONS

  The Policy's death benefit and any partial surrender or surrender of net cash value will be paid in one sum unless the Policy Owner or payee chooses to put all or part of the proceeds under a payment option. You can choose a combination of payment options. The selection of a payment option and the naming of a payee must be in written form satisfactory to NEVLICO. You can make, change or revoke the selection before the death of the insured.

  The payment options available are fixed benefit options only; therefore, proceeds applied to an option will no longer be affected by the investment experience of the Variable Account. The guaranteed mortality assumptions used in determining payment levels under the options will not vary based on sex. (For Policies issued in New York and Oregon, however, and which are not issued for use in connection with certain employee benefit plans and fringe benefit programs, the mortality assumptions will vary based on sex. (See "Group or Sponsored Arrangements.") Once payments under an option begin, withdrawal rights may be restricted.

  The following payment options are available:

  (1) INCOME FOR A SPECIFIED NUMBER OF YEARS. Proceeds are paid in monthly installments for up to 30 years, with interest at a rate not less than 3.5% a year, compounded yearly. Additional interest paid by NEVLICO for any year will be added to the monthly payments for that year.

  (2) LIFE INCOME. Proceeds are paid in equal monthly installments (i) during the life of the payee, (ii) for the longer of the life of the payee or 10 years, or (iii) for the longer of the life of the payee or 20 years.

  (3) LIFE INCOME WITH REFUND. Proceeds are paid in equal monthly installments during the life of the payee. At the payee's death, any unpaid proceeds remaining are paid either in one sum or in equal monthly installments until the total proceeds have been paid.

  (4) INTEREST. Proceeds are held for the life of the payee or another agreed upon period. Interest of at least 3.5% a year is paid monthly or added to the principal annually. At the death of the payee, or at the end of the period agreed to, the balance of principal and any interest will be paid in one sum.

  (5) SPECIFIED AMOUNT OF INCOME. Proceeds plus accrued interest of at least 3.5% a year are paid in an amount and at a frequency elected until total proceeds have been paid. Any amounts unpaid at the death of the payee will be paid in one sum.

  (6) LIFE INCOME FOR TWO LIVES. Proceeds will be paid in equal monthly installments (i) while either of two payees is living, (ii) for the longer of the surviving payee or 10 years, or (iii) while the two payees are living and, after the death of one payee, two-thirds of the monthly amount for the life of the surviving payee will be paid.

  NEVLICO's consent to use of an option is required if the installment payments would be less than $20.

                             CHARGES AND EXPENSES

  The following describes the various charges deducted under the Policy.

  DEDUCTIONS FROM INITIAL PREMIUM. NEVLICO deducts no charges from the initial premium before allocation to the Variable Account, although the Monthly Deduction includes deductions for the first ten Policy Years for sales charges and state premium taxes attributable to the initial premium, and a Surrender Charge based on the initial premium may apply to surrenders or partial surrenders during the Surrender Charge Period.

  DEDUCTIONS FROM ADDITIONAL PAYMENTS. NEVLICO will deduct the following charges from an additional payment before allocation of the net additional payment to the Sub-Accounts you select:

  -- 6.5% sales charge (reduced to 4.85% for Policies with initial premiums of $1,000,000 or more).
  -- 2.5% state premium tax charge.

  MONTHLY DEDUCTION DEDUCTED FROM CASH VALUE. NEVLICO deducts a charge from the cash value on each Monthly Deduction Date after the Policy Date. This charge is the aggregate of the following charges, shown below at their annual rates:

  --Cost of insurance charge,* currently ranging from:

      Single Insured Policy: 0.45% to 1.25% for standard risk class (0.70% to 1.90% for substandard risk class)

      Last Survivor Policy: 0.25% to 1.05% for standard risk class (0.40% to 1.60% for substandard risk class)

  --0.35% Administrative Charge (currently reduced to 0.10% after the first ten Policy Years)**

  --0.40% sales charge for initial premium (deducted during the first ten
    Policy Years only)**

  --0.25% state premium tax charge for initial premium (deducted during the first ten Policy Years only)**

  --0.90% mortality and expense risk charge

  -- For Policies with cumulative premiums less than $50,000, a $2.50 Monthly
     Maintenance Charge also is included in the Monthly Deduction.
--------
 * No cost of insurance charge is deducted on or after the Policy Anniversary when the age of the insured(s) is equal to 100.
** For Policies with initial premiums of $1,000,000 or more, the 0.40% sales charge and 0.25% premium tax charge for the initial premium will be waived, and the 0.35% Administrative Charge currently will be reduced to 0.10% in all Policy Years.

  Each charge, except the $2.50 Monthly Maintenance Charge, is calculated as a percentage of cash value (including cash value moved to the general account as collateral for Policy loans) in the following manner: first, all charges, other than the cost of insurance charge, are calculated, based on the cash value on the Monthly Deduction Date (before monthly charges are deducted, but reflecting daily charges deducted from Eligible Fund Assets), and then deducted. The cost of insurance charge is then calculated based on the cash value for that date, as reduced by all other charges deducted that day. The Monthly Deduction is deducted pro rata from the cash value in the Sub-Accounts.

  DAILY CHARGES DEDUCTED FROM THE VARIABLE ACCOUNT ASSETS. Currently, no charge is made to the Variable Account assets. NEVLICO may, however, in the future impose a charge for federal income taxes if it determines that such a charge is appropriate.

  CHARGES DEDUCTED FROM ELIGIBLE FUND ASSETS. The value of shares of the Eligible Funds reflect charges and deductions from assets for investment advisory services and fund operating expenses. See "Investment Management" and the prospectus for the Zenith Fund for more information.

  CHARGES DEDUCTED ON SURRENDER OR PARTIAL SURRENDER. If the Policy is surrendered or lapses or a partial surrender is taken during the Surrender Charge Period (which is the first nine Policy Years), a Surrender Charge may be deducted. The Surrender Charge is a deferred sales charge. This charge declines over the course of the Surrender Charge period. (See "Surrender Charge".) The Surrender Charge is deducted from the Policy's available cash value, regardless of whether that cash value is derived from premiums or investment experience.

  Upon surrender, lapse or partial surrender, the applicable portion of the Monthly Deduction (based on the portion of the Policy Month elapsed, and, in the case of a partial surrender, on the proportion of cash value withdrawn) will also be deducted from the cash value.

  The following section provides more information about the various charges identified above.

  SALES CHARGES. No sales charges are deducted from the initial premium before allocation to the Sub-Accounts. However, except for certain Policies described below, the Monthly Deduction includes a deduction taken during the first ten Policy Years for sales charges attributable to the initial premium. This charge is calculated as a percentage of cash value on each Monthly Deduction Date at an annual rate of 0.40%. Also, if, during the first nine Policy years, you surrender or lapse the Policy, or make a partial surrender, NEVLICO deducts a Surrender Charge based on the amount of the initial premium. (See "Surrender Charge.") In no event will the aggregate amount deducted as part of the Monthly Deduction for sales charges plus the Surrender Charge exceed 9% of the initial premium.

  For Policies with initial premiums of $1,000,000 or more, the 0.40% sales charge for the initial premium will be waived.

  If a Policy lapses and is reinstated, the period the Policy was lapsed will not count towards the ten-year period during which the Monthly Deduction includes a deduction for sales charges.

  If you make an additional payment, a maximum charge in the amount of 6.5% is deducted from each additional payment for sales charges before allocation of the net additional payment to the Sub-Accounts. For Policies with initial premiums of $1,000,000 or more, this charge is reduced to 4.85%.

  The sales charges deducted under a Policy are not necessarily related to NEVLICO's actual sales expenses for that year. NEVLICO expects that total revenues from the sales charges will fall short of its total distribution expenses, and the excess will be recovered from NEVLICO's surplus and other revenues, including mortality gains and any profit realized from the mortality and expense risk charge.

  Sales charges for Policies sold in certain group or sponsored arrangements may be reduced. NEVLICO may in the future reduce or eliminate the sales charge, when you purchase a Policy, on cash value transferred in the first year, from life insurance policies issued by The New England that meet certain premium, cash value and/or face amount minimums, as currently published by NEVLICO. NEVLICO's normal issuance criteria, including reinsurance and other limitations, would also apply in these situations. NEVLICO may, however, waive underwriting requirements in these situations. NEVLICO may also reduce the Surrender Charge on such policies. Your NEVLICO agent can advise you regarding the availability of this feature.

  SURRENDER CHARGE. If, during the first nine Policy Years, a Policy is totally surrendered or lapses or a partial surrender (other than a preferred partial surrender) is made, NEVLICO deducts a Surrender Charge from the amount requested to be surrendered. This charge is based on the portion of the initial premium deemed to be surrendered in accordance with the following rules. When you make a full or partial surrender, the requested surrender amount is taken first from the preferred surrender amount. The "preferred surrender amount" is equal to the greater of (a) cash value calculated on the date of surrender in excess of initial premium paid (minus any previous partial surrenders attributable to the initial premium) and (b) 10% of the initial premium paid (minus previous partial surrenders in that Policy Year). No Surrender Charge applies to the preferred surrender amount. If your cash value is less than your total purchase payments due to negative investment performance, the deficiency will be attributed first to additional payments, and then to the initial premium. The balance of the requested surrender amount is subject to a Surrender Charge, which is determined by multiplying the balance by the applicable percentage for the Policy Year. The Surrender Charge period and the amount of the Surrender Charge are shown in the following table:

             POLICY YEAR                        CHARGE
             -----------                        ------
               1...............................  8.0%
               2...............................  8.0%
               3...............................  7.0%
               4...............................  6.0%
               5...............................  5.0%
               6...............................  4.0%
               7...............................  3.0%
               8...............................  2.0%
               9...............................  1.0%
              10...............................  0.0%

  Any Surrender Charge deducted upon lapse is credited back to the Policy's cash value upon reinstatement. The Surrender Charge on the date of reinstatement will be the same as it was on the date of lapse. For purposes of determining the Surrender Charge on any date after reinstatement, the period the Policy was lapsed will not count.

  STATE PREMIUM TAX CHARGE. Except for certain Policies described below, this charge is deducted from your cash value in the Sub-Accounts on each Monthly Deduction Date after the Policy Date for the first ten Policy Years, as part of the Monthly Deduction. The annual rate of this charge is 0.25% of cash value. If you make an additional payment, a charge in the amount of 2.5% is deducted from the payment before allocation to the Sub-Accounts. Because the net additional payment will have the immediate effect of increasing the cash value, the monthly charge for state premium tax is adjusted to take into account this increase. Appendix C provides an example illustrating the effect of such an additional payment.

  For Policies with initial premiums of $1,000,000 or more, the 0.25% monthly charge for premium tax will be waived.

  If a Policy lapses and is reinstated, the period the Policy was lapsed will not count towards the ten-year period during which the Monthly Deduction includes a deduction for state premium taxes.

  The state premium tax charge is designed to reimburse NEVLICO for state premium taxes and administrative expenses. Premium taxes vary from state to state and the 2.5% charge reflects an average. Administrative expenses covered by this charge include those related to premium tax and certain other state filings. This charge is not intended to produce a profit.

  The state premium tax rates in the jurisdictions where NEVLICO transacts business range from .75% to 4.00%. However, because of the effect of retaliatory tax law provisions, the actual premium tax rates imposed on NEVLICO range from slightly less than 2.00% to 4.00%.

  COST OF INSURANCE CHARGE. This charge is deducted from the Policy's cash value in the Sub-Accounts on each Monthly Deduction Date after the Policy Date, as part of the Monthly Deduction. This charge is not deducted on or after the Policy Anniversary when the age of the insured(s) is equal to 100.

  The cost of insurance charge covers the cost of providing insurance protection under your Policy. Currently, the amount of this charge is based on the risk class and issue age of the insured(s). (It does not currently vary by sex of the insured(s), although it may in the future.) NEVLICO assigns insureds to risk classes based on underwriting conducted when NEVLICO receives an application for a Policy. Currently, NEVLICO assigns insureds to the following risk classes: standard nonsmoker, standard smoker, substandard nonsmoker and substandard smoker. Once a Policy is issued, an insured's risk class does not change except in the following circumstances. If an additional payment is submitted that, if accepted, will have the effect of increasing the death benefit, acceptance of the payment is subject to underwriting review to determine whether the insured(s) qualify for the same or a better risk class.

  If the new risk class is better and has lower cost of insurance rates than the original risk class, the risk class for the additional payment will be used for cost of insurance charges under the entire Policy. If, however, the new risk class has higher cost of insurance rates than the original risk class, NEVLICO will decline the additional payment.

  Currently, the cost of insurance charge for a Policy is calculated as a percentage of the cash value on the Monthly Deduction Date. For a Single Life Policy, the charge is based on whether the insured is over or under the age of 70, is a smoker or non-smoker, and has been assigned to a standard or substandard risk class. The current monthly rates for these classes are equivalent to the annual percentage rates shown in the following table:

   RATING CLASS AND ISSUE AGE                                   NONSMOKER SMOKER
   --------------------------                                   --------- ------
   Standard issue age 70 or less...............................   0.45%   0.75%
   Standard over issue age 70..................................   0.85%   1.25%
   Substandard issue age 70 or less............................   0.70%   1.15%
   Substandard over issue age 70...............................   1.30%   1.90%

  In the case of a Last Survivor Policy, the current charge is calculated based on whether the joint equal issue age is over or under 70, the smoker/nonsmoker status of each insured, and whether at least one insured is substandard.

                                                      NONSMOKER NONSMOKER SMOKER
   RATING CLASS AND ISSUE AGE                         NONSMOKER  SMOKER   SMOKER
   --------------------------                         --------- --------- ------
   Standard issue age 70 or less.....................   0.25%     0.40%   0.55%
   Standard over issue age 70........................   0.65%     0.85%   1.05%
   Substandard issue age 70 or less..................   0.40%     0.60%   0.85%
   Substandard over issue age 70.....................   1.00%     1.30%   1.60%

  For purposes of determining the current cost of insurance charge on a Monthly Deduction Date, all other charges included in the Monthly Deduction are calculated and deducted from the Policy's cash value, and then the applicable cost of insurance percentage is applied to the cash value, as reduced by the other charges.

  The cost of insurance charge deducted on a Monthly Deduction Date is guaranteed not to exceed the amount calculated using the guaranteed cost of insurance rates set forth in the Policy for that date. The cost of insurance charge for a Monthly Deduction Date determined using the guaranteed cost of insurance rates is equal to the "net amount at risk" under the Policy, multiplied by the cost of insurance rate for that date. The net amount at risk is determined on the last day of the Policy Month. The net amount at risk equals the death benefit on the first day of the month, minus the cash value on the last day of the month, assuming interest at the monthly equivalent of a 4.0% rate was used for the month, and no deductions have been made except the guaranteed cost of insurance charge.

  The guaranteed cost of insurance rate for a Monthly Deduction Date under a Policy depends on the insured's sex, risk class, and age on the first day of a Policy Year. Guaranteed cost of insurance rates applicable to joint insureds under a Last Survivor policy depend on the sex of each insured, their joint equal age on the first day of the Policy Year, and their risk classes. The guaranteed cost of insurance rate for a Policy changes from month to month. The risk classes used for determining guaranteed cost of insurance rates for insureds are smoker standard, smoker substandard, nonsmoker standard, nonsmoker substandard. Substandard ratings result in higher cost of insurance charges. The guaranteed cost of insurance rates for substandard ratings are based on multiples of or additives to the guaranteed standard rates provided by the 1980 Commissioners Standard Ordinary Mortality Tables.

  Cost of insurance rates -- whether current or guaranteed -- are generally more favorable for nonsmoker than for smoker insureds. Within a given rating class, guaranteed cost of insurance rates are generally more favorable for insureds of lower ages than for insureds of higher ages.

  If a Policy loan is outstanding, and the net cash value on a Monthly Deduction Date is not enough to cover the entire Monthly Deduction for the Policy Month, NEVLICO will notify you that the Policy is going to terminate unless a sufficient payment is made within the 62-day grace period. (See "Effect of a Policy Loan.")

  Eligible group or sponsored arrangements may also elect to purchase Policies on a simplified underwriting basis above the limits applicable to other purchasers. Policies issued on a simplified underwriting basis will have the same cost of insurance rates as fully underwritten Policies.

  ADMINISTRATIVE CHARGE. This charge is deducted from your Policy's cash value in the Sub-Accounts on each Monthly Deduction Date after the Policy Date, as part of the Monthly Deduction. Except for certain Policies described below, this charge is currently set at an annual rate of 0.35% of cash value on each Monthly Deduction Date, and is intended to be decreased to 0.10% after the first 10 Policy Years. It is guaranteed never to exceed an amount equivalent to an annual rate of 0.35% of cash value. This charge is for the cost of administering the Policies (such as the cost of processing Policy transactions, issuing Policy Owner statements and reports, and record keeping), as well as legal, actuarial, systems, mailing and other overhead costs connected with NEVLICO's variable life insurance operations. These charges have been designed to cover actual costs and are not intended to produce a profit.

  For Policies with initial premiums of $1,000,000 or more, the Administrative Charge currently is 0.10% in all Policy years.

  For purposes of calculating the 10-year period after which the Administrative Charge is intended to be reduced to 0.10%, the period that a Policy was lapsed will not count.

  MONTHLY MAINTENANCE CHARGE. If the initial premium paid for the Policy is less than $50,000, a $2.50 fee is deducted from cash value on each Monthly Deduction Date to cover administrative expenses. This fee is in addition to the administrative charge. This monthly fee will continue to be deducted until cumulative premium payments made are at least $50,000. After cumulative premium payments of at least $50,000 have been made, the Monthly Maintenance Charge will not be charged even if the Policy's cash value is reduced to less than $50,000 as a result of investment performance or partial surrenders. This charge is designed to cover actual costs and is not intended to produce a profit.

  MORTALITY AND EXPENSE RISK CHARGE. NEVLICO deducts a charge from your cash value in the Sub-Accounts on each Monthly Deduction Date after the Policy Date for the mortality and expense risks that NEVLICO assumes. This charge is currently set at an annual rate of 0.90% of cash value on each Monthly Deduction Date. The mortality risk NEVLICO assumes is that insureds may live for shorter periods of time than NEVLICO estimated. The expense risk is that NEVLICO's costs of issuing and administering the Policies may be more than NEVLICO estimated.

  If all the money NEVLICO collects from this charge is not needed to cover death benefits and expenses, the money is contributed to NEVLICO's general account. Conversely, even if the money NEVLICO collects is insufficient, NEVLICO will provide for all death benefits and expenses.

  ELIGIBLE FUND EXPENSES. Charges for investment advisory fees and other expenses are deducted from the assets of the Eligible Funds. (See "Investment Management.")

  CHARGES FOR ADDITIONAL SERVICES. NEVLICO reserves the right to charge Policy Owners a nominal fee, which will be billed directly to the Policy Owner in the event that a Policy re-issue or re-dating is requested.

  CHARGES FOR INCOME TAXES. NEVLICO currently makes no charge for income taxes against the Variable Account, but in the future NEVLICO may impose such a charge, if appropriate. NEVLICO reserves the right to make a charge for any taxes imposed on the Policies by any governmental body in the future. (See "Charge for NEVLICO's Income Taxes.")

GROUP OR SPONSORED ARRANGEMENTS

  The Policies may be issued to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals. An example of such an arrangement is a non-tax qualified deferred compensation plan. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of the Policies on an individual basis.

  For Policies issued in connection with group or sponsored arrangements, NEVLICO may waive or reduce one or more of the following charges: the sales charge, Surrender Charge, monthly cost of insurance charge, mortality and expense risk charge, administrative charges, Monthly Maintenance Charge, and/or state premium tax charge described in "Charges and Expenses." (In addition, the interest rate credited on amounts taken from the sub-accounts as a result of a Policy loan may be increased for these Policies.) NEVLICO will waive or reduce these charges according to its rules in effect when the Policy application is approved. To qualify for a waiver or reduction, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the group or sponsored arrangement, its stability, the purposes for which the Policies are purchased and certain characteristics of its members. The amount of reduction and the criteria for qualification will reflect the reduced sales and administrative effort resulting from sales to qualifying group or sponsored arrangements. NEVLICO may modify from time to time both the amounts of reductions and the criteria for qualification. Reductions in or waiver of these charges will not be unfairly discriminatory against any person, including the affected Policy Owners and all other Policy Owners of Policies funded by the Variable Account.

  The United States Supreme Court has held that certain insurance policies providing values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs.

  Therefore, NEVLICO offers Policies that do not vary based on the sex of the insured for use in connection with certain employee benefit programs. NEVLICO recommends that any employer proposing to offer the Policies to employees under a group or sponsored arrangement consult its attorney before doing so.

                             THE VARIABLE ACCOUNT

  The Variable Account was established as a separate investment account of NEVLICO on January 31, 1983 under Delaware Insurance Law. The Variable Account is the funding vehicle for other NEVLICO variable life insurance policies in addition to the Policies. The Variable Account meets the definition of a "separate account" under Federal securities laws. The Variable Account is a type of investment company called a unit investment trust and is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940. Registration with the SEC does not involve supervision by the SEC of the management or investment practices or policies of the Variable Account. However, both NEVLICO and the Variable Account are subject to regulation by the Delaware Insurance Commissioner and to the insurance laws and regulations in every jurisdiction where the Policies are sold.

  Although the assets of the Variable Account are owned by NEVLICO, applicable law provides that the portion of the Variable Account assets equal to the reserves and other liabilities of the Variable Account may not be charged with liabilities that arise out of any other business NEVLICO may conduct. NEVLICO believes this means that the assets of the Variable Account equal to the reserves and other liabilities of the Variable Account are not available to meet the claims of NEVLICO's general creditors, and may only be used to support the cash values under its variable life insurance policies issued by the Variable Account. But NEVLICO may transfer to its general account assets which exceed the reserves and other liabilities of the Variable Account. Before making any such transfer, NEVLICO will consider any possible adverse impact the transfer might have on the Variable Account.

  Income and realized and unrealized capital gains and losses of the Variable Account are credited to the Variable Account without regard to any of NEVLICO's other income or capital gains and losses.

INVESTMENTS OF THE VARIABLE ACCOUNT

  The Variable Account currently has 13 Sub-Accounts available under the Policy, each of which invests in a series of an Eligible Fund. The Sub-Accounts of the Variable Account are:

  -- The Bond Income Sub-Account, which invests in the Back Bay Advisors Bond
     Income Series of the Zenith Fund

  -- The Money Market Sub-Account, which invests in the Back Bay Advisors
     Money Market Series of the Zenith Fund

  -- The Managed Sub-Account, which invests in the Back Bay Advisors Managed
     Series of the Zenith Fund

  -- The Avanti Growth Sub-Account, which invests in the Loomis Sayles Avanti
     Growth Series of the Zenith Fund

  -- The Small Cap Sub-Account, which invests in the Loomis Sayles Small Cap
     Series of the Zenith Fund

  -- The Balanced Sub-Account, which invests in the Loomis Sayles Balanced
     Series of the Zenith Fund

  -- The International Equity Sub-Account, which invests in the Draycott
     International Equity Series of the Zenith Fund

  -- The Value Growth Sub-Account, which invests in the Westpeak Value Growth
     Series of the Zenith Fund

  -- The Stock Index Sub-Account, which invests in the Westpeak Stock Index
     Series of the Zenith Fund

  -- The Equity Growth Sub-Account, which invests in the Alger Equity Growth
     Series of the Zenith Fund

  -- The Value Sub-Account, which invests in the Venture Value Series of the
     Zenith Fund

  -- The U.S. Government Sub-Account, which invests in the Salomon Brothers
     U.S. Government Series of the Zenith Fund*

  -- The Strategic Bond Opportunities Sub-Account, which invests in the
     Salomon Brothers Strategic Bond Opportunities Series of the Zenith Fund*
--------
* (subject to any necessary state insurance department approvals)

  The Zenith Fund is an open-end diversified management investment company, more commonly known as a mutual fund. The Zenith Fund was established by The New England as an investment vehicle for separate investment accounts of NEVLICO and of other life insurance companies. Currently the Zenith Fund is the funding vehicle for the Variable Account and for separate accounts of The New England and NEVLICO that issue variable annuity contracts.

  Shares of the Eligible Funds are purchased and sold by the Variable Account at their net asset value (without a deduction for sales load) determined as of the close of regular trading on the New York Stock Exchange on each day when the exchange is open for trading.

  The investment objectives of the Eligible Funds' portfolios are described briefly below. There is, of course, no assurance that these objectives will be met. A full description of the Eligible Funds, including their investment objectives and policies, expenses, and risks of investing in the Eligible Funds, is contained in the attached Zenith Fund prospectus, as well as in the Zenith Fund's Statement of Additional Information, which is referenced in the Zenith Fund prospectus.

  The ZENITH BACK BAY ADVISORS BOND INCOME SERIES' investment objective is to provide a high level of current income consistent with preservation of capital and moderate investment risk. The Series seeks to achieve its objective through investment primarily in an investment quality bond portfolio.

  The ZENITH BACK BAY ADVISORS MONEY MARKET SERIES' investment objective is to provide the highest possible level of current income consistent with preservation of capital. The Series seeks to achieve its objective through investment in a managed portfolio of high quality money market instruments. Money market funds are neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Series will maintain a stable net asset value of $100 per share.

  The ZENITH BACK BAY ADVISORS MANAGED SERIES' investment objective is to provide a favorable total investment return through investment in a diversified portfolio. The Series' portfolio is expected to include (i) common stocks, (ii) notes and bonds, and (iii) money market instruments.

  The ZENITH LOOMIS SAYLES AVANTI GROWTH SERIES' investment objective is long-term growth of capital. The Series normally will invest primarily in equity securities of companies with medium and large capitalization (capitalization of $1 billion to $5 billion and over $5 billion, respectively) but will also invest a portion of its assets in equity securities of companies with a relatively small market capitalization (under $1 billion).

  The ZENITH LOOMIS SAYLES SMALL CAP SERIES' investment objective is long-term capital growth from investments in common stock or their equivalent. The Series will normally invest at least 65% of its total assets in companies with market capitalization of less than $500 million.

  The ZENITH LOOMIS SAYLES BALANCED SERIES' investment objective is reasonable long-term investment return from a combination of long-term capital appreciation and moderate current income. The Series is "flexibly managed" in that sometimes it invests more heavily in equity securities and at other times it invests more heavily in fixed-income securities. Under normal conditions, the Series will invest at least 25% of its assets in bonds and at least 50% of its assets in common stocks.

  The ZENITH DRAYCOTT INTERNATIONAL EQUITY SERIES' investment objective is to seek total return from long-term growth of capital and dividend income. The Series will invest primarily in common stocks of issuers either headquartered outside the U.S. or deriving a substantial part of their revenues from countries outside of the U.S.

  The ZENITH WESTPEAK VALUE GROWTH SERIES' investment objective is long-term total return (capital appreciation and dividend income) through investment in equity securities. Emphasis will be given to both undervalued securities ("value" style) and securities of companies with growth potential ("growth" style).

  The ZENITH WESTPEAK STOCK INDEX SERIES' investment objective is to provide investment results that correspond to the composite price and yield performance of United States publicly traded common stocks. The Series currently seeks to achieve its objective by attempting to duplicate the composite price and yield performance of the Standard & Poor's 500 Composite Stock Price Index.

  The ZENITH ALGER EQUITY GROWTH SERIES' investment objective is to seek long-term capital appreciation. The Series' assets will be invested primarily in a diversified, actively managed portfolio of equity securities, with a majority of issuers having a total market capitalization of $1 billion or greater.

  The ZENITH VENTURE VALUE SERIES' investment objective is growth of capital. The Series will primarily invest in domestic common stocks (and securities convertible into common stock) that the Series' subadviser believes have capital growth potential due to factors such as undervalued assets or earnings potential, product development and demand, favorable operating ratios, resources for expansion, management abilities, reasonableness of market price, and favorable overall business prospects. The Series will generally invest predominantly in equity securities of companies with market capitalizations of at least $250 million.

  The ZENITH SALOMON BROTHERS U.S. GOVERNMENT SERIES' investment objective is to provide a high level of current income consistent with preservation of capital and maintenance of liquidity.

  The ZENITH SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES' investment objective is to seek a high level of total return consistent with preservation of capital.

  The basic objective of the Policy is to provide benefits which increase in value when the investment experience of the Policy's sub-accounts is favorable. Historically, the investment performance of common stocks over the long term has generally been superior to that of long or short term debt securities, although common stocks have been subject to more dramatic changes in value over short periods of time. The Avanti Growth, Equity Growth, Value, Value Growth, Stock Index, International Equity or Small Cap Sub-Accounts, or some combination of these sub-accounts, may, therefore, be a more desirable selection for Policy Owners who are willing to accept such risks of short term fluctuations in value. For a demonstration of certain of these market trends, see Appendix E: Long Term Market Trends.

  Historically, the investment performance of "small cap" stocks over the long term has generally been superior to stocks of large capitalization companies, although "small cap" stocks have been substantially more volatile. Historically, having a small percentage of a portfolio invested in overseas stocks and the rest in domestic stocks has produced a portfolio that has less, although still substantial, volatility than a completely domestic portfolio. Equity investors should recognize that overseas and "small cap" funds traditionally involve more risk than most domestic stock funds.

  The performance of the various financial markets over shorter periods of time has sometimes differed from their long term historical results. Short term interest rates were very high in the late 1970's and early 1980's, but are now lower. Long term bond values continue to fluctuate, and common stock prices, which have risen substantially at times, have also had periods of volatility.

  Policy Owners who seek somewhat greater protection against loss of principal in the short term than that afforded by a stock fund may prefer the Bond Income Sub-Account, the Strategic Bond Opportunities Sub-Account or the U.S. Government Sub-Account. However, because the Zenith Salomon Brothers Strategic Bond Opportunities Series may invest in below-investment-grade securities, which are considered high-yield, high-risk securities, commonly known as "junk bonds," this series has a higher degree of risk associated with it relative to more conservative fixed income funds.

  Those who seek even greater safety of principal may select the Money Market Sub-Account, although it is subject to possible rapid changes in short term interest rates.

  Those who primarily seek safety of principal should consider fixed life insurance as an alternative to variable life insurance.

  You may wish to consider diversifying your investments by allocating the Policy's cash value among two or more sub-accounts. Policy Owners may also diversify by selecting the Managed Sub-Account, or the Balanced Sub-Account since each generally invests its assets at most times in a combination of bonds, stocks and short term instruments, in varying proportions depending upon the investment adviser's evaluation of the economy and financial markets. You may also wish to diversify your cash value by country. The International Equity Sub-Account allows you to participate primarily in companies and economies outside the United States.

  The selection of a Policy's sub-accounts is a matter of your own choice and should depend on your willingness to accept investment risks, the other types of investments you have and your own assessment of future economic and financial market conditions.

INVESTMENT MANAGEMENT

  TNE Advisers, which is a subsidiary of The New England, is the investment adviser of each of the Series. The chart below lists the sub-adviser of each Series. TNE Advisers and each of the sub-advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.

SERIES                                  SUBADVISER
------                                  ----------
Zenith Back Bay Advisors Bond Income
 Series                                 Back Bay Advisors, L.P.
Zenith Back Bay Advisors Money Market
 Series                                 Back Bay Advisors, L.P.
Zenith Back Bay Advisors Managed Se-
 ries                                   Back Bay Advisors, L.P.
Zenith Loomis Sayles Avanti Growth Se-
 ries                                   Loomis, Sayles & Company, L.P.
Zenith Loomis Sayles Small Cap Series   Loomis, Sayles & Company, L.P.
Zenith Loomis Sayles Balanced Series    Loomis, Sayles & Company, L.P.
Zenith Draycott International Equity
 Series                                 Draycott Partners, Ltd.
Zenith Westpeak Value Growth Series     Westpeak Investment Advisors, L.P.
Zenith Westpeak Stock Index Series      Westpeak Investment Advisors, L.P.
Zenith Alger Equity Growth Series       Fred Alger Management, Inc.
Zenith Venture Value Series             Selected/Venture Advisers, L.P.
Zenith Salomon Brothers U.S. Govern-
 ment Series                            Salomon Brothers Asset Management, Inc.
Zenith Salomon Brothers Strategic Bond
 Opportunities Series                   Salomon Brothers Asset Management, Inc.

  In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Back Bay Advisors Managed Series, Westpeak Stock Index Series, Westpeak Value Growth Series, Loomis Sayles Avanti Growth Series and Loomis Sayles Small Cap Series, TNE Advisers became the adviser on May 1, 1995. Prior to that date those series were advised by their current sub-advisers, except as follows. The New England itself served as investment adviser to the Back Bay Advisors Money Market and Back Bay Advisors Bond Income Series until September 10, 1986 when Back Bay Advisors assumed The New England's responsibilities under the investment advisory agreements with those Series. Back Bay Advisors served as investment adviser to the Westpeak Stock Index Series until August 2, 1993, when Westpeak became the investment adviser.

  The Zenith Fund Series incur charges for advisory fees and certain other expenses. Under a voluntary expense cap by TNE Advisers for each of the Back Bay Advisors Bond Income, Back Bay Advisors Money Market, Back Bay Advisors Managed, Westpeak Stock Index, Westpeak Value Growth and Loomis Sayles Avanti Growth Series, TNE Advisers will bear those expenses (other than the management fee) that exceed 0.15% of average daily net assets; for the Loomis Sayles Small Cap Series, TNE Advisers will bear all expenses that exceed 1.00% of average daily net assets. For the remaining Zenith Fund Series, TNE Advisers, under a voluntary expense deferral arrangement, will bear those expenses (other than the management fee) which exceed a certain limit in the year in which they are incurred and will charge those expenses to the series in a future year when actual expenses of the series are below the limit. The expense cap and expense deferral arrangement may be terminated at any time.

  The following table shows the annual operating expenses for each Series, based on actual expenses incurred for 1994 (or, in some cases, based on estimated annual operating expenses), after giving effect to the applicable expense cap or expense deferral arrangement:

ANNUAL OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER EXPENSE CAP)

                         BACK BAY BACK BAY          LOOMIS LOOMIS
                         ADVISORS ADVISORS BACK BAY SAYLES SAYLES WESTPEAK WESTPEAK
                           BOND    MONEY   ADVISORS AVANTI SMALL   VALUE    STOCK
                          INCOME   MARKET  MANAGED  GROWTH  CAP    GROWTH   INDEX
                          SERIES   SERIES   SERIES  SERIES SERIES  SERIES   SERIES
                         -------- -------- -------- ------ ------ -------- --------
Management Fee..........   .40%     .35%     .50%    .63%   .77%    .59%     .25%
Other Expenses..........   .14%     .15%     .14%    .22%   .23%    .26%     .15%
                           ----     ----     ----    ----  -----    ----     ----
    Total Operating Ex-
     penses.............   .54%     .50%     .64%    .85%  1.00%    .85%     .40%
                           ====     ====     ====    ====  =====    ====     ====

ESTIMATED ANNUAL OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER EXPENSE DEFERRAL)

                                                                             SALOMON
                                                                SALOMON     BROTHERS
                          LOOMIS                ALGER           BROTHERS    STRATEGIC
                          SAYLES    DRAYCOTT    EQUITY VENTURE    U.S.        BOND
                         BALANCED INTERNATIONAL GROWTH  VALUE  GOVERNMENT OPPORTUNITIES
                          SERIES  EQUITY SERIES SERIES SERIES    SERIES      SERIES
                         -------- ------------- ------ ------- ---------- -------------
Management Fee..........   .70%        .90%      .70%   .75%      .55%        .65%
Other Estimated Ex-
 penses.................   .15%        .40%      .15%   .15%      .15%        .20%
                           ----       -----      ----   ----      ----        ----
    Total Estimated Op-
     erating Expenses...   .85%       1.30%      .85%   .90%      .70%        .85%
                           ====       =====      ====   ====      ====        ====

  For more information about the Series' advisory agreements, see the Zenith
  --------------------------------------------------------------------------
Fund prospectus attached at the end of this prospectus and the Zenith Fund's
----------------------------------------------------------------------------
Statement of Additional Information.
------------------------------------

                             OTHER POLICY FEATURES

POLICY OWNER AND BENEFICIARY

  The Policy Owner is named in the application but may be changed from time to time. At the death of the Policy Owner, his or her estate will become the Policy Owner unless a successor Policy Owner has been named. The Policy Owner's rights (except for rights to payment of benefits) terminate at the death of the insured (or the second death under a Last Survivor Policy).

  The beneficiary is also named in the application. The beneficiary of the Policy may be changed at any time before the death of the insured, or before the second death under a Last Survivor Policy. The beneficiary has no rights under the Policy until the death of the insured (or until the second death in the case of a Last Survivor Policy) and must survive the insured(s) in order to receive the death proceeds. If no named beneficiary survives the insured(s), the proceeds will be paid to the Policy Owner.

  A change of Policy Owner or beneficiary must be in written form satisfactory to NEVLICO and must be dated and signed by the Policy Owner making the change. The change will be subject to all payments made and actions taken by NEVLICO under the Policy before the signed change form is received by NEVLICO at its Administrative Office.

  You may assign (transfer) your rights in the Policy to someone else. An absolute assignment of the Policy is a change of Policy Owner and beneficiary to the assignee. A collateral assignment of the Policy does not change the Policy Owner or beneficiary, but their rights will be subject to the terms of the assignment. Assignments will be subject to all payments made and actions taken by NEVLICO under the Policy before a signed copy of the assignment form is received at NEVLICO's Administrative Office. NEVLICO will not be responsible for determining whether or not an assignment is valid. Changing the Policy Owner or assigning the Policy may have tax consequences. (See "Tax Considerations" below.)

EXCHANGE OF POLICY

  Within 24 months after the Date of Issue, the Policy Owner can exchange the Policy, if the Policy is in force, for a policy that provides fixed benefit insurance. The new policy will be issued by NEVLICO or by The New England on any plan of whole life or endowment insurance (or, if the Policy exchanged is a Last Survivor Policy, on any plan of survivorship insurance) with a level face amount issued by NEVLICO or The New England on the Policy Date.

  The new policy will be issued with the same insured(s), Face Amount, Policy Date, and risk class(es) as this Policy, with the age of the insured(s) on the Policy Date, and with a rider that purchases paid-up additions issued by NEVLICO or The New England on the Policy Date, if the cash value of the Policy is more than is required to purchase the new policy. The new policy will be issued subject to any cost or credit and the repayment of any Policy loan balance, and subject to any assignments of this Policy.

                  NEVLICO'S DISTRIBUTION AND OTHER AGREEMENTS

  NEVLICO sells the Policies through agents who are licensed by state insurance officials to sell NEVLICO's variable life insurance policies. These agents are also registered representatives of New England Securities. New England Securities, a Massachusetts corporation organized in 1968, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

  New England Securities, whose principal business address is 399 Boylston Street, Boston, Massachusetts 02116, serves as the principal underwriter for the Policies under a Distribution Agreement between NEVLICO and New England Securities.

  Under the Distribution Agreement, NEVLICO pays the following sales expenses: general agent and agency manager's compensation, agents' training allowances, deferred compensation and insurance benefits of agents, general agents and agency managers and advertising expenses and all other expenses of distributing the Policies.

  NEVLICO pays to the selling agent commissions and service and other fees of a maximum of 4.5% of the initial premium and 2.7% of additional payments.

  For Policies sold to certain group or sponsored arrangements the maximum first year commission may be paid in installments over a period of years rather than all in the first Policy year.

  Agents who meet certain productivity and persistency standards in selling policies issued by NEVLICO and The New England may be eligible for additional compensation. Non-cash forms of compensation may also be paid in compliance with applicable state law. Sales expenses in any year are not equal to the deduction for sales load in that year.

  New England Securities distributes mutual funds, variable annuity contracts and variable life insurance policies. It is the principal underwriter for the Zenith Fund; The New England Variable Account; New England Retirement Investment Account; New England Variable Annuity Separate Account; and New England Variable Annuity Fund I. New England Securities also sells interests in various investment partnerships.

  New England Securities intends to enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable life insurance policies. Under the agreements with those broker-dealers, the commission paid to the broker-dealer will not exceed 7.0% of the initial premium and 4.4% of additional payments.

  Commissions will be paid through the registered broker-dealer, which may also be reimbursed for portions of expenses incurred in connection with the sale of the Policies.

  Under a Services Agreement between NEVLICO, The New England and New England Securities, The New England performs underwriting, issuance and other administrative services for NEVLICO'S variable life insurance policies. NEVLICO paid The New England approximately $ million in 1995 for services provided under this agreement.

               LIMITS TO NEVLICO'S RIGHT TO CHALLENGE THE POLICY

  NEVLICO can challenge that amount of the death benefit that results from the initial premium for two years during an insured's lifetime from the Date of Issue, based on misrepresentations made in the application. NEVLICO can challenge any amount of the death benefit that results from an additional payment for which proof of insurability is required for two years during an insured's lifetime from the date that payment is received. However, if an insured dies within two years of the Date of Issue, NEVLICO can challenge all or part of the Policy at any time with respect to misrepresentations in the application. If an insured dies within two years of the receipt of an additional payment for which proof of insurability is required, NEVLICO can challenge any amount of the death benefit resulting from that additional payment at any time with respect to misrepresentation.

MISSTATEMENT OF AGE OR SEX

  If the insured's age (or either insured's age under a Last Survivor Policy) is misstated in the application, the Policy's death benefit will be the amount that the most recent Monthly Deduction which was made would have provided, based on the insured's correct age(s) and sex(es).

SUICIDE

  Single Insured Policies. If the Insured dies by suicide while sane or insane
  ------------------------
within two years (or less, if required by state law) from the Date of Issue (or the Policy Date, if earlier, if required by state law) set forth in the Policy, the Death Benefit will be limited to: the amount of the initial premium; plus any additional payments made; less any outstanding Policy Loan Balance; and less any partial surrenders (or such greater amount, if required by state law).

  Last Survivor Policies. If either of the Insureds dies by suicide while sane
  -----------------------
or insane within two years (or less, if required by state law) from the Date of Issue (or the Policy Date, if earlier, if required by state law) set forth in the Policy, the Death Benefit will be limited to: the amount of the initial premium; plus any additional payments made; less any outstanding Policy Loan Balance; and less any partial surrenders (or such greater amount, if required by law). The Policy will terminate as of the first death by suicide.

  Within 60 days after the first death by suicide under a Last Survivor Policy, the Owner can purchase new life insurance on an Eligible Insured without evidence of insurability. For purposes of this provision, an Eligible Insured is a surviving Insured on whom NEVLICO would have issued a single life policy on the Policy Date of this Policy. The new policy will be issued on a plan of single life variable life insurance agreed to and issued by NEVLICO on the Policy Date of the new policy, if the issue age on the new policy is age 75 or younger; and on a single life Ordinary Life plan with a level face amount issued by New England Mutual Life Insurance Company on the Policy Date of the new policy, if the issue age on the new policy is greater than 75. The new policy will be issued: with a Face Amount equal to the Face Amount of this Policy plus the amount of any single life term rider for the Eligible Insured under this Policy: based on the underwriting class to which the Eligible Insured was assigned by NEVLICO on the Policy Date of this Policy; with a Policy Date equal to the date of the suicidal death; and premiums must be paid from the policy date. The single life variable life insurance policy can be exchanged for an ordinary life policy, if desired, using any exchange provision of the new policy.

  If an Eligible Insured dies within the 60 day period and before submitting an application, the death benefit will be paid as if the new policy had been issued and if the new policy is a variable life policy, assuming all premiums for the new policy were allocated to the Money Market Sub-Account and the death benefit option in effect would result in the smallest amount of death proceeds.

                              TAX CONSIDERATIONS

POLICY PROCEEDS

  The following discussion of Federal income tax issues relating to the Policies is general in nature and is not intended as tax advice. It describes what NEVLICO believes is the Federal income tax treatment of the Policies in the most commonly occurring circumstances and does not reflect the effect of Federal income taxes in all situations. In addition, there is no guarantee that the Federal income tax laws and regulations or interpretation of them will not change. Therefore, NEVLICO recommends that you consult your own tax advisor for more complete information and advice.

  DEFINITION OF LIFE INSURANCE. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code") defines a life insurance contract for Federal income tax purposes.

  The Section 7702 definition can be met if a life insurance contract satisfies either one of two tests set forth in that section. The manner in which these tests should be applied to certain features of the Policy is not directly addressed by Section 7702 or proposed regulations issued under that section. The presence of these Policy features, the absence of final regulations, and the lack of other pertinent interpretations of Section 7702, thus create some uncertainty about the application of Section 7702 to the Policy.

  Nevertheless, NEVLICO believes that it is reasonable to conclude that the Policy qualifies as a life insurance contract for federal tax purposes, so that:

  -- the death benefit should be fully excludible from the gross income of the beneficiary under Section 101(a)(1) of the Code; and -- the Policy Owner should not be considered in constructive receipt of the cash surrender value, including any increases, unless and until they are distributed from the Policy.

  If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance contract. NEVLICO thus reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

  TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS. Federal tax law establishes a class of life insurance policies referred to as modified endowment contracts. In almost all cases, this Policy will be a modified endowment contract. (See, however, the discussion below on a Policy issued in exchange for another life insurance policy.) Except as specifically noted, the remainder of this discussion assumes that this Policy will be a modified endowment contract. Loans and partial withdrawals from, as well as collateral assignments of, modified endowment contracts will be treated as distributions to the Policy Owner. All pre-death distributions (including loans, partial surrenders and collateral assignments) from these Policies will be included in gross income on an income-first basis to the extent of any income in the Policy immediately before the distribution.

  The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from modified endowment contracts to the extent they are included in income, unless such amounts are distributed on or after the taxpayer attains age 59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Furthermore, if the loan interest is capitalized by adding the amount due to the balance of the loan, the amount of the capitalized interest will be treated as an additional distribution subject to income tax as well as the 10% penalty tax, if applicable, to the extent of income in the Policy.

  Any Policy issued in exchange for a modified endowment contract will be subject to the tax treatment accorded to modified endowment contracts. However, NEVLICO believes that any Policy issued in exchange for a life insurance policy that is not a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. A Policy Owner may, of course, choose not to exercise the right to make additional payments in order to prevent a Policy from being treated as a modified endowment contract.

  If a Policy that was not a modified endowment contract at issue subsequently becomes a modified endowment contract, distributions made during the Policy year in which it becomes a modified endowment contract, distributions in any subsequent Policy year and distributions within two years before the Policy becomes a modified endowment contract will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. In addition, regulations or other interpretations may be issued which will apply similar tax treatment to other distributions made in anticipation of a Policy becoming a modified endowment contract.

  SPECIAL TREATMENT OF LOANS ON THE POLICY. If there is any borrowing against the Policy, the interest paid on loans may not be tax deductible.

  AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS. In the case of a pre-death distribution (including a loan, partial surrender, collateral assignment or full surrender) from a Policy that is treated as a modified endowment contract, a special aggregation requirement may apply for purposes of determining the amount of the income on the Policy. Specifically, if NEVLICO or any of its affiliates issues to the same Policy Owner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those policies, the income on the policy for all those policies will be aggregated and attributed to that distribution.

  OTHER POLICY OWNER TAX MATTERS. Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon the individual circumstances of each Policy Owner or beneficiary.

  The Policy may continue after the insured(s) attain age 100. The tax consequences associated with continuing a Policy beyond age 100 are unclear. A tax advisor should be consulted on this issue.

  Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations for the Policy to qualify as a life insurance contract under Section 7702 of the Code. Failure to comply with the diversification requirements may result in not treating the Policy as life insurance. If the Policy does not qualify as life insurance, you may be subjected to immediate taxation on the incremental increases in cash value of the Policy plus the cost of insurance protection for the year. Regulations specifying the diversification requirements have been issued by the Department of Treasury, and NEVLICO believes it complies fully with such requirements.

  In connection with the issuance of the diversification regulations, the Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which an owner's control of the investments of a separate account may cause a Policy Owner, rather than the insurance company, to be treated as the owner of the assets in the separate account. To date, no such regulations or guidance has been issued. If a Policy Owner is considered the owner of the assets of the Separate Account, income and gains from the Account would be included in the Owner's gross income.

  The ownership rights under the Policy are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it determined that the owners were not owners of separate account assets. For example, a Policy Owner has additional flexibility in allocating payments and cash values. These differences could result in the owner being treated as the owner of a pro rata share of the assets of the Separate Account. In addition, NEVLICO does not know what standards will be set forth in the regulations or rulings which the Treasury has reserved the right to issue. NEVLICO therefore reserves the right to modify the Policy as necessary to attempt to prevent the Policy Owner from being considered the owner of the assets of the Separate Account.

  The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policies in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this product for the arrangement.

  NEVLICO believes that Policies subject to the provisions of the Puerto Rican tax law will generally receive the same tax treatment as that described above for Policies subject to the Internal Revenue Code. You should note that Policies governed by the Puerto Rican tax law are not currently subject to the above described rules regarding modified endowment contracts. If such a Policy becomes subject to the Internal Revenue Code, however, the rules regarding modified endowment contracts will apply, and they may apply retroactively. You should consult your tax advisor if a Policy governed by the Puerto Rican tax law subsequently becomes subject to the Internal Revenue Code.

CHARGE FOR NEVLICO'S INCOME TAXES

  Under current Federal income tax law no tax is imposed on NEVLICO as a result of the operations of the Variable Account. Thus, no charge is being made currently to the Variable Account for NEVLICO's Federal income taxes. NEVLICO reserves its rights to charge the Variable Account for company Federal income taxes in the future.

  Under current laws NEVLICO may incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant and, accordingly, NEVLICO is not currently making a charge for them. If they increase, however, charges for such taxes attributable to the Variable Account may be made.

                                  MANAGEMENT

  The directors and executive officers of NEVLICO and their principal business experience during the past five years are:

                             DIRECTORS OF NEVLICO

                     PRINCIPAL BUSINESS EXPERIENCE
 NAME                  DURING  THE PAST FIVE YEARS
 ----                -----------------------------
 Edward C. Hall      President -- New England Services (a business unit of The New
                      England) since 1994; formerly, Executive Vice President --
                       Client Services, 1988 to 1994, of The New England; Vice
                      President-- Administration of NEVLICO
 Kernan F. King      Director of The New England and President -- New England Life
                      (a business unit of The New England) since 1994; formerly,
                      Director, Executive Vice President and Chief Marketing
                      Officer, 1992 to 1994, Director, Executive Vice President --
                       Administration and General Counsel, 1990 to 1992, of The New
                      England
 Robert E. Schneider Director, Executive Vice President and Chief Financial Officer
                      of The New England since 1993; formerly, Executive Vice
                      President and Chief Financial Officer, 1990 to 1993, of The
                      New England
 Robert A. Shafto    Chairman, President and Chief Executive Officer since 1993;
                      formerly, President and Chief Executive Officer, 1992 to 1993,
                      President and Chief Operating Officer, 1990 to 1992, of The
                      New England; Chairman, President and Chief Executive Officer
                      of NEVLICO
 Daniel J. Toran     Executive Vice President of The New England since 1991;
                      formerly, Senior Vice President --Agencies, 1986 to 1991, of
                      The New England

                        PRINCIPAL BUSINESS EXPERIENCE
 NAME                     DURING  THE PAST FIVE YEARS
 ----                   -----------------------------
 H. James Wilson        Executive Vice President and General Counsel of The New
                         England since 1993; formerly, Senior Vice President and
                         General Counsel, 1992 to 1993, Senior Vice President and
                         Associate General Counsel, 1990 to 1992, of The New
                         England; General Counsel and Secretary of NEVLICO
 Frederick K. Zimmerman Executive Vice President and Chief Investment Officer of The
                         New England since 1993; formerly, Senior Vice President --
                          Investments, 1989 to 1993, of The New England; Vice
                         President --Investments of NEVLICO

                         EXECUTIVE OFFICERS OF NEVLICO
                             OTHER THAN DIRECTORS

                        PRINCIPAL BUSINESS EXPERIENCE
 NAME                     DURING THE PAST FIVE YEARS
 ----                   -----------------------------
 William A. Campagna    Vice President -- Broker/Dealer Distribution of The New
                         England since 1995; formerly Senior Vice President of
                         Insurance Products of Putnam Investments, 1993 to 1995;
                         Vice President --Product Manager of Putnam Investments,
                         1992 to 1993; Vice President -- Insurance Products of
                         Merrill Lynch & Co., 1987 to 1992; Vice President --
                          Broker/Dealer Distribution of NEVLICO.
 Rodney J. Chandler     Second Vice President and Actuary of The New England since
                         1990; Chief Actuary of NEVLICO
 Chester R. Frost       Senior Vice President of The New England since 1984; Vice
                         President -- Controller of NEVLICO
 John F. Guthrie        Vice President of The New England since 1983; Vice
                         President -- Portfolio Strategy of NEVLICO
 Kenneth J. Schweiger   Vice President -- Bank Distribution of The New England since
                         1995; formerly Regional Vice President of Annuity Sales &
                         New Business Development of Keyport Life Insurance Company,
                         1990 to 1995; Vice President -- Bank Distribution of
                         NEVLICO.
 John G. Small          Senior Vice President of The New England since 1990; Vice
                         President and Chief Underwriter of NEVLICO
 Phillip G. Sullivan    Second Vice President and Medical Director of The New
                         England since 1974; Vice President and Medical Director of
                         NEVLICO
 Newton H. Thompson     Vice President and Treasurer since 1995; formerly, Second
                         Vice President and Assistant Treasurer, 1991 to 1992, and
                         Assistant Vice President and Assistant Treasurer, 1989 to
                         1991, of The New England; Vice President and Treasurer of
                         NEVLICO
 H. James Wilson        See Directors above.
 Frederick K. Zimmerman See Directors above.

  The principal business address for each of the directors and executive officers is the same as NEVLICO's.

                                 VOTING RIGHTS

  NEVLICO is the legal owner of the Eligible Fund shares held in the Variable Account and has the right to vote those shares at meetings of the Eligible Fund shareholders. However, to the extent required by applicable Federal securities law, NEVLICO will give you, as Policy Owner, the right to instruct NEVLICO how to vote the shares that are attributable to your Policy.

  The Policy Owners who are entitled to give voting instructions and the number of shares attributable to their Policies will be determined as of the record date for the meeting. All Eligible Fund shares held in any Sub-Account of the Variable Account, or in any other separate account of NEVLICO or an affiliate, the policyholders of which have rights of instruction with respect to the Eligible Fund shares, and for which timely instructions are not received, will be voted in the same proportion as (i) the aggregate cash value of policies giving instructions, respectively, to vote, for, against, or withhold votes on a proposition, bears to (ii) the total cash value in that Sub-Account for all policies for which voting instructions are received. No voting privileges apply with respect to cash value removed from the Variable Account as a result of a Policy loan. All Zenith Fund shares held by the general account (or any unregistered separate account for which voting privileges were not extended) of NEVLICO or its affiliates will be voted in the same proportion as the total of (i) shares for which voting instructions were received and (ii) shares that are voted in proportion to such voting instructions.

  The SEC requires the Eligible Funds' Board of Trustees to monitor events to identify conflicts that may arise from the sale of Eligible Fund shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies. Conflicts could arise as a result of changes in state insurance law or Federal income tax law, changes in investment management of any of the Eligible Funds, or differences in voting instructions given by variable life and variable annuity contract owners, for example. If there is a material conflict, the Board of Trustees will have an obligation to determine what action should be taken, including the removal of the affected Sub-Accounts from the Eligible Fund(s), if necessary. If NEVLICO believes any Eligible Fund action is insufficient, NEVLICO will consider taking other action to protect Policy Owners. There could, however, be unavoidable delays or interruptions of operations of the Variable Account that NEVLICO may be unable to remedy.

  If required by state insurance authorities, NEVLICO may disregard voting instructions if they would require that shares be voted to cause a change in the investment objectives of the portfolios of the Eligible Funds or to approve or disapprove an investment advisory or underwriting contract for a portfolio. In addition, NEVLICO may disregard voting instructions in favor of changes, initiated by a Policy Owner or an Eligible Fund's Board of Trustees, in the investment policy, investment adviser or principal underwriter of the Eligible Fund portfolio if NEVLICO (i) reasonably disapproves of the changes and (ii) in the case of a change in investment policy or investment adviser, makes a good faith determination that the proposed change is contrary to state law or is prohibited by state regulatory authorities or that the change would be inconsistent with a Sub-Account's investment objectives or would result in the purchase of securities which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts of NEVLICO or of an affiliated life insurance company, which separate accounts have investment objectives similar to those of the Sub-Account. If NEVLICO does disregard voting instructions, a summary of that action and the reasons for it will be included in the next semiannual report to Policy Owners.

                          RIGHTS RESERVED BY NEVLICO

  NEVLICO and The New England may change the voting procedures described above, and may vote Eligible Fund shares in their own right without instructions from Policy Owners, if the applicable Federal securities laws or regulations or interpretations of them change. NEVLICO also reserves the right: (1) to create new investment accounts; (2) to combine any two or more separate investment accounts, including the Variable Account; (3) to invest some or all of the assets of the Variable Account other than in the Zenith Fund; (4) to invest some or all of the assets of the Variable Account in any other investment company chosen by NEVLICO; (5) to remove a portfolio in which the Sub-Account is invested or to substitute a different portfolio; (6) to operate the Variable Account as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law; and (7) to deregister the Variable Account under the Investment Company Act of 1940 if registration is no longer required. NEVLICO will exercise these rights in accordance with applicable law, including approval of Policy Owners if required. NEVLICO will notify you if exercise of any of these rights would result in a material change in the Variable Account or its investments.

                               TOLL-FREE NUMBERS

  For information about historical values of the Variable Account Sub-Accounts, call the toll-free number 1-800-333-2501.

  For Sub-Account transfers or premium reallocations, call the toll-free number 1-800-200-2214.

                                    REPORTS

  NEVLICO will send you a statement at least annually showing your Policy's death benefit, cash value and any outstanding Policy loan balance. NEVLICO will also confirm Policy loans, sub-account transfers, lapses, surrenders and other Policy transactions when they occur.

  You will be sent semiannual reports containing the financial statements of the Variable Account and the Eligible Funds.

                             ADVERTISING PRACTICES

  NEVLICO may from time to time receive endorsements of the Policies from professional organizations. NEVLICO may refer to or use such endorsements in advertisements or sales material for the Policies. NEVLICO may also pay the professional organization making the endorsement for the use of its customer or mailing lists in order to distribute promotional materials regarding the Policies. An endorsement of the Policies by a third party is not necessarily indicative of the future performance or results which may be obtained by persons who purchase the Policies. From time to time, articles discussing the Variable Account's investment experience, performance rankings and other characteristics may appear in national publications. Some or all of these publishers or ranking services (including, but not limited to Lipper Analytical Services, Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Variable Account. References to, reprints or portions of reprints of such articles or rankings may be used by NEVLICO as sales literature or advertising material and may include rankings that indicate the names of other variable contract separate accounts and their investment experience.

  Articles and releases, developed by NEVLICO, the Eligible Funds and other parties, about the Variable Account or the Eligible Funds regarding individual Eligible Funds' and fund groups' asset levels and sales volumes, statistics and analyses of industry sales volume and asset levels, and other characteristics may appear in various publications. References to or reprints of such articles may be used in promotional literature for the Policies or the Variable Account. Such literature may refer to personnel of the advisers, who have portfolio management responsibility, and their investment style. The reference may allude to or include excerpts from articles appearing in the media.

  The advertising and sales literature for the Policies and the Variable Account may refer to historical, current and prospective economic trends.

  In addition, sales literature may be published concerning topics of general investor interest for the benefit of registered representatives and prospective Policy Owners. These materials may include, but are not limited to, discussions of college planning, retirement planning, reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

                                 LEGAL MATTERS

  Legal matters in connection with the Policies described in this prospectus have been passed on by H. James Wilson, General Counsel and Secretary of NEVLICO. Sutherland, Asbill & Brennan, of Washington, D.C., has provided advice on certain matters relating to the federal securities laws.

                            REGISTRATION STATEMENT

  This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

                                    EXPERTS

  The financial statements of New England Variable Life Insurance Company as of December 31, 1994 and 1993 and for the years then ended, and the financial statements of the Variable Account as of December 31, 1994 and for each of the three years in the period ended December 31, 1994 have been audited by Coopers & Lybrand L.L.P., independent auditors, as stated in their opinions appearing herein and have been so included in reliance upon their authority as experts in accounting and auditing. The interim financial statements of New England Variable Life Insurance Company as of September 30, 1995 and for each of the six month periods ended September 30, 1995 and 1994 and the interim financial statements of the Variable Account as of September 30, 1995 and for each of the six month periods ended September 30, 1995 and 1994 have not been audited.

  Actuarial matters included in this prospectus have been examined by Rodney
J. Chandler, F.S.A., M.A.A.A., Chief Actuary of NEVLICO, as stated in his opinion filed as an exhibit to the Registration Statement.

                                  APPENDIX A:

                       ILLUSTRATIONS OF DEATH BENEFITS,
             CASH VALUES, NET CASH VALUES AND ACCUMULATED PREMIUMS

  The tables in Appendix A illustrate the way the Policies operate. They show how the death benefit, net cash value and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on an initial premium of $50,000 and also show the initial death benefit based on that premium. The insureds are assumed to be in the standard nonsmoker underwriting class. Values are first given based on current Policy charges and then based on guaranteed Policy charges. (See "Charges and Expenses.") These tables may assist in the comparison of death benefits, net cash values and cash values for the Policies with those under other variable life insurance policies that may be issued by NEVLICO or other companies.

  Death benefits, net cash values and cash values for a Policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period, if the initial premium was paid in another amount, or additional payments were made. They would also be different depending on the allocation of cash value among the Variable Account's Sub-Accounts, if the actual gross rate of return for all Sub-Accounts averaged 0%, 6% or 12%, but varied above or below that average for individual Sub-Accounts. They would also differ if any Policy loan or partial surrender were made during the period of time illustrated, or if the insured were in another risk class.

  The death benefits, net cash values and cash values shown in the tables reflect the fact that: a Monthly Deduction (consisting of an administrative charge, a charge for the cost of insurance, a mortality and expense risk charge, and, during the first ten Policy Years, a sales charge and state premium tax charge) are deducted from cash value on each Monthly Deduction Date. (Because an initial premium of $50,000 has been assumed for purposes of these illustrations, no Monthly Maintenance Charge is reflected in the illustrations.) The net cash values shown in the tables reflect the fact that a Surrender Charge (consisting of a deferred sales charge) is deducted from cash value upon surrender or lapse during the first nine Policy Years. (See "Charges and Expenses.") The amounts shown in the table are based on an average of the investment advisory fees and operating expenses incurred by the Eligible Funds, at an annual rate of .79% of the average daily net assets of the Eligible Funds. This average reflects voluntary expense cap and expense deferral arrangements between TNE Advisers and the Zenith Fund, under which TNE Advisers bears operating expenses of the Zenith Fund that exceed certain amounts. TNE Advisers could terminate the expense cap and expense deferral arrangements at any time. If TNE Advisers terminates these arrangements, the values illustrated on the following pages could be less. (See "Charges and Expenses".)

  Taking account of the average investment advisory fee and operating expenses of the Eligible Funds, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -.78%, 5.17%, and 11.12%, respectively. (See "Net Investment Experience.")

  The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Variable Account since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the death benefits, net cash values and cash values illustrated. (See "Charge for NEVLICO's Income Taxes.")

  The second column of each table shows the amount which would accumulate if the initial premium of $50,000 were invested to earn interest, after taxes, of 5% per year, compounded annually.

  The internal rate of return on net cash value is equivalent to an interest rate (after taxes) at which an amount equal to the initial premium could have been invested outside the Policy to arrive at the net cash value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the initial premium could have been invested outside the Policy to arrive at the death benefit of the Policy. The internal rate of return is compounded annually.

  NEVLICO will furnish upon request a personalized illustration reflecting the proposed insured's age, sex, and underwriting classification. Where applicable, NEVLICO will also furnish upon request an illustration for a Policy which is not affected by the sex of the insured.

                             SINGLE INSURED POLICY

                               MALE ISSUE AGE 50

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                          $    INITIAL DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                                                                                            INTERNAL RATE OF RETURN
          INITIAL        DEATH BENEFIT          NET CASH VALUE            CASH VALUE           ON NET CASH VALUE
          PREMIUM    ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL
        ACCUMULATED      GROSS ANNUAL            GROSS ANNUAL            GROSS ANNUAL            GROSS ANNUAL
END OF     AT 5%       RATE OF RETURN OF       RATE OF RETURN OF       RATE OF RETURN OF       RATE OF RETURN OF
POLICY   INTEREST   ----------------------- ----------------------- ----------------------- ------------------------
 YEAR    PER YEAR     0%      6%      12%     0%      6%      12%     0%      6%      12%     0%      6%      12%
------  -----------   --      --      ---     --      --      ---     --      --      ---     --      --      ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35
        INTERNAL RATE OF RETURN
           ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL
             GROSS ANNUAL
END OF     RATE OF RETURN OF
POLICY  -----------------------
 YEAR     0%      6%      12%
------    --      --      ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             SINGLE INSURED POLICY

                               MALE ISSUE AGE 50

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                           $   INITIAL DEATH BENEFIT

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                                                                          INTERNAL RATE OF RETURN
                      DEATH BENEFIT    NET CASH VALUE      CASH VALUE        ON NET CASH VALUE
          INITIAL       ASSUMING          ASSUMING          ASSUMING       ASSUMING HYPOTHETICAL     INTERNAL RATE OF RETURN
          PREMIUM     HYPOTHETICAL      HYPOTHETICAL      HYPOTHETICAL             GROSS                ON DEATH BENEFIT
        ACCUMULATED   GROSS ANNUAL      GROSS ANNUAL      GROSS ANNUAL            ANNUAL           ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%    RATE OF RETURN OF RATE OF RETURN OF RATE OF RETURN OF    RATE OF RETURN OF      ANNUAL RATE OF RETURN OF
POLICY   INTEREST   -----------------------------------------------------------------------------------------------------------
 YEAR    PER YEAR    0%    6%    12%   0%    6%    12%   O%    6%    12%    0%      6%      12%      0%        6%        12%
------  ----------- ----- ----- ----------- ----- ----------- ----- ------------- ------- ----------------- --------- ---------
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             SINGLE INSURED POLICY

                              FEMALE ISSUE AGE 50

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                          $    INITIAL DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

          INITIAL        DEATH BENEFIT          NET CASH VALUE            CASH VALUE           INTERNAL RATE OF RETURN
          PREMIUM    ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL        ON NET CASH VALUE
        ACCUMULATED      GROSS ANNUAL            GROSS ANNUAL            GROSS ANNUAL        ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%       RATE OF RETURN OF       RATE OF RETURN OF       RATE OF RETURN OF      ANNUAL RATE OF RETURN OF
POLICY   INTEREST   ----------------------- ----------------------- ----------------------- -----------------------------
 YEAR    PER YEAR     0%      6%      12%     0%      6%      12%     0%      6%      12%      0%        6%        12%
------  -----------   --      --      ---     --      --      ---     --      --      ---      --        --        ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  -----------------------------
 YEAR      0%        6%        12%
------     --        --        ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             SINGLE INSURED POLICY

                              FEMALE ISSUE AGE 50

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                          $    INITIAL DEATH BENEFIT

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

          INITIAL        DEATH BENEFIT          NET CASH VALUE            CASH VALUE           INTERNAL RATE OF RETURN
          PREMIUM    ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL        ON NET CASH VALUE
        ACCUMULATED      GROSS ANNUAL            GROSS ANNUAL            GROSS ANNUAL        ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%       RATE OF RETURN OF       RATE OF RETURN OF       RATE OF RETURN OF      ANNUAL RATE OF RETURN OF
POLICY   INTEREST   ----------------------- ----------------------- ----------------------- -----------------------------
 YEAR    PER YEAR     0%      6%      12%     0%      6%      12%     0%      6%      12%      0%        6%        12%
------  -----------   --      --      ---     --      --      ---     --      --      ---      --        --        ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  -----------------------------
 YEAR      0%        6%        12%
------     --        --        ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             SINGLE INSURED POLICY

                               MALE ISSUE AGE 70

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                           $   INITIAL DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

          INITIAL        DEATH BENEFIT          NET CASH VALUE            CASH VALUE           INTERNAL RATE OF RETURN
          PREMIUM    ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL        ON NET CASH VALUE
        ACCUMULATED      GROSS ANNUAL            GROSS ANNUAL            GROSS ANNUAL        ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%       RATE OF RETURN OF       RATE OF RETURN OF       RATE OF RETURN OF      ANNUAL RATE OF RETURN OF
POLICY   INTEREST   ----------------------- ----------------------- ----------------------- -----------------------------
 YEAR    PER YEAR     0%      6%      12%     0%      6%      12%     0%      6%      12%      0%        6%        12%
------  -----------   --      --      ---     --      --      ---     --      --      ---      --        --        ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  -----------------------------
 YEAR      0%        6%        12%
------     --        --        ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             SINGLE INSURED POLICY

                               MALE ISSUE AGE 70

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                          $    INITIAL DEATH BENEFIT

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

          INITIAL        DEATH BENEFIT          NET CASH VALUE            CASH VALUE           INTERNAL RATE OF RETURN
          PREMIUM    ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL        ON NET CASH VALUE
        ACCUMULATED      GROSS ANNUAL            GROSS ANNUAL            GROSS ANNUAL        ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%       RATE OF RETURN OF       RATE OF RETURN OF       RATE OF RETURN OF      ANNUAL RATE OF RETURN OF
POLICY   INTEREST   ----------------------- ----------------------- ----------------------- -----------------------------
 YEAR    PER YEAR     0%      6%      12%     0%      6%      12%     0%      6%      12%      0%        6%        12%
------  -----------   --      --      ---     --      --      ---     --      --      ---      --        --        ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  -----------------------------
 YEAR      0%        6%        12%
-------    --        --        ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             SINGLE INSURED POLICY

                              FEMALE ISSUE AGE 70

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                          $    INITIAL DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                                                                 INTERNAL RATE  INTERNAL RATE
                                                                   OF RETURN      OF RETURN
                                                                  ON NET CASH      ON DEATH
                    DEATH BENEFIT  NET CASH VALUE   CASH VALUE       VALUE         BENEFIT
                       ASSUMING       ASSUMING       ASSUMING       ASSUMING       ASSUMING
          INITIAL    HYPOTHETICAL   HYPOTHETICAL   HYPOTHETICAL   HYPOTHETICAL   HYPOTHETICAL
          PREMIUM    GROSS ANNUAL   GROSS ANNUAL   GROSS ANNUAL      GROSS          GROSS
        ACCUMULATED RATE OF RETURN RATE OF RETURN RATE OF RETURN ANNUAL RATE OF ANNUAL RATE OF
END OF     AT 5%          OF             OF             OF         RETURN OF      RETURN OF
POLICY   INTEREST   -------------- -------------- -------------- -------------- --------------
 YEAR    PER YEAR    0%   6%  12%   0%   6%  12%   0%   6%  12%   0%   6%  12%   0%   6%  12%
------  -----------  --   --  ---   --   --  ---   --   --  ---   --   --  ---   --   --  ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             SINGLE INSURED POLICY

                              FEMALE ISSUE AGE 70

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                          $    INITIAL DEATH BENEFIT

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                                                                 INTERNAL RATE  INTERNAL RATE
                                                                   OF RETURN      OF RETURN
                                                                  ON NET CASH      ON DEATH
                    DEATH BENEFIT  NET CASH VALUE   CASH VALUE       VALUE         BENEFIT
                       ASSUMING       ASSUMING       ASSUMING       ASSUMING       ASSUMING
          INITIAL    HYPOTHETICAL   HYPOTHETICAL   HYPOTHETICAL   HYPOTHETICAL   HYPOTHETICAL
          PREMIUM    GROSS ANNUAL   GROSS ANNUAL   GROSS ANNUAL      GROSS          GROSS
        ACCUMULATED RATE OF RETURN RATE OF RETURN RATE OF RETURN ANNUAL RATE OF ANNUAL RATE OF
END OF     AT 5%          OF             OF             OF         RETURN OF      RETURN OF
POLICY   INTEREST   -------------- -------------- -------------- -------------- --------------
 YEAR    PER YEAR    0%   6%  12%   0%   6%  12%   0%   6%  12%   0%   6%  12%   0%   6%  12%
------  -----------  --   --  ---   --   --  ---   --   --  ---   --   --  ---   --   --  ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             LAST SURVIVOR POLICY

                               MALE ISSUE AGE 65

                              FEMALE ISSUE AGE 60

                              (JOINT EQUAL AGE  )

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                          $    INITIAL DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

          INITIAL        DEATH BENEFIT          NET CASH VALUE            CASH VALUE           INTERNAL RATE OF RETURN
          PREMIUM    ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL        ON NET CASH VALUE
        ACCUMULATED      GROSS ANNUAL            GROSS ANNUAL            GROSS ANNUAL        ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%       RATE OF RETURN OF       RATE OF RETURN OF       RATE OF RETURN OF      ANNUAL RATE OF RETURN OF
POLICY   INTEREST   ----------------------- ----------------------- ----------------------- -----------------------------
 YEAR    PER YEAR     0%      6%      12%     0%      6%      12%     0%      6%      12%      0%        6%        12%
------  -----------   --      --      ---     --      --      ---     --      --      ---      --        --        ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  -----------------------------
 YEAR      0%        6%        12%
------     --        --        ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             LAST SURVIVOR POLICY

                               MALE ISSUE AGE 65

                              FEMALE ISSUE AGE 60

                              (JOINT EQUAL AGE  )

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                          $    INITIAL DEATH BENEFIT

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

          INITIAL        DEATH BENEFIT          NET CASH VALUE            CASH VALUE           INTERNAL RATE OF RETURN
          PREMIUM    ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL        ON NET CASH VALUE
        ACCUMULATED      GROSS ANNUAL            GROSS ANNUAL            GROSS ANNUAL        ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%       RATE OF RETURN OF       RATE OF RETURN OF       RATE OF RETURN OF      ANNUAL RATE OF RETURN OF
POLICY   INTEREST   ----------------------- ----------------------- ----------------------- -----------------------------
 YEAR    PER YEAR     0%      6%      12%     0%      6%      12%     0%      6%      12%      0%        6%        12%
------  -----------   --      --      ---     --      --      ---     --      --      ---      --        --        ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  -----------------------------
 YEAR      0%        6%        12%
------     --        --        ---
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20
25
30
35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  APPENDIX B

                       INVESTMENT EXPERIENCE INFORMATION

  The information contained in Appendix B gives hypothetical illustrations of the Variable Account's and the Policy's investment experience based on the historical investment experience of the Eligible Funds. It does not represent what may happen in the future.

  The Policies were not available until       , 1996. The Zenith Fund and the
Variable Account commenced operations on August 26, 1983. The Westpeak Stock Index and Back Bay Advisors Managed Series of the Zenith Fund commenced operations on May 1, 1987. The Westpeak Value Growth Series and Loomis Sayles Avanti Growth Series of the Zenith Fund commenced operations on April 30, 1993. The Loomis Sayles Small Cap Series of the Zenith Fund commenced operations on May 2, 1994. The remaining Zenith Fund Series commenced operations on October 31, 1994.

  The illustrations are based on the actual investment experience of the relevant Eligible Funds for the periods shown (net of actual charges and expenses incurred by the Eligible Funds). The illustrations assume that an initial premium of $50,000 was paid and that no loans, transfers or other Policy Owner transactions were made during the periods shown.

SUB-ACCOUNT INVESTMENT EXPERIENCE

  The Policies are supported by the Variable Account, which invests in the Eligible Funds. The investment experience of the Sub-Account or Sub-Accounts you choose will affect the values and benefits of your Policy.

  Many factors in addition to investment experience will affect the actual values and benefits of your Policy. For instance, these investment experience figures do not reflect the charges deducted from additional Premiums and the Monthly Deductions from the cash value. (See "Charges and Expenses".)

NET RATES OF RETURN

  A Sub-Account's investment experience is expressed below as a net rate of return. The annual net rate is the effective earnings rate at which the Sub-Accounts increased or decreased over a one-year period, based on the investment experience of the relevant Eligible Funds. The rate is calculated by taking the difference between the Sub-Accounts' ending values and beginning values of the period and dividing it by the beginning values of the period.

  The effective annual net rate of return since inception is the annualized effective interest rate at which the Sub-Accounts increased or decreased since the inception dates of the Sub-Accounts. For each Sub-Account, the rate is calculated by taking the difference between the Sub-Account's ending value and the value on the date of its inception and dividing it by the value on the date of inception. This result is the total net rate of return since inception ("Total Return"). The effective annual net rate of return is the rate which, if compounded annually, would equal the total net rate of return since inception.

                    TO BE FILED BY PRE-EFFECTIVE AMENDMENT

POLICY PERFORMANCE

  The material below assumes a Policy was issued with an initial premium of $50,000 paid on August 26, 1983, in the case of the Bond Income and Money Market Sub-Accounts (May 1, 1987, in the case of the Westpeak Stock Index and Back Bay Advisors Managed Sub-Accounts; April 30, 1993, in the case of the Westpeak Value Growth and Avanti Growth Sub-Accounts; May 2, 1994, in the case of the Small Cap Sub-Account; October 31, 1994, in the case of the Balanced, International Equity, Equity Growth, Value, U.S. Government and Strategic Bond Opportunities Sub-Accounts), to a male age 50 in the standard nonsmoker risk category. The death benefits, cash values and internal rates of return assume in each instance that the entire Policy value was invested in the particular Sub-Account for the period shown. These illustrations of policy investment experience reflect all Policy charges (except for the $2.50 Monthly Maintenance Charge) based on NEVLICO's current rates. (See Appendix A for the definition of the internal rate of return.)

                  TO BE COMPLETED BY PRE-EFFECTIVE AMENDMENT

BOND INCOME SUB-ACCOUNT

                                   MINIMUM                           INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH   CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE  VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- -------- ----- -------- ------------- -------------
August 26, 1983.........
December 31, 1983.......
December 31, 1984.......
December 31, 1985.......
December 31, 1986.......
December 31, 1987.......
December 31, 1988.......
December 31, 1989.......
December 31, 1990.......
December 31, 1991.......
December 31, 1992.......
December 31, 1993.......
December 31, 1994.......

MONEY MARKET SUB-ACCOUNT

                                                                     INTERNAL RATE
                          TOTAL    MINIMUM   VARIABLE                OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH   CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE  VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- -------- ----- -------- ------------- -------------
August 26, 1983.........
December 31, 1983.......
December 31, 1984.......
December 31, 1985.......
December 31, 1986.......
December 31, 1987.......
December 31, 1988.......
December 31, 1989.......
December 31, 1990.......
December 31, 1991.......
December 31, 1992.......
December 31, 1993.......
December 31, 1994.......


MANAGED SUB-ACCOUNT

                                   MINIMUM                           INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH   CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE  VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- -------- ----- -------- ------------- -------------
May 1, 1987.............
December 31, 1987.......
December 31, 1988.......
December 31, 1989.......
December 31, 1990.......
December 31, 1991.......
December 31, 1992.......
December 31, 1993.......
December 31, 1994.......

AVANTI GROWTH SUB-ACCOUNT

                                   MINIMUM                           INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH   CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE  VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- -------- ----- -------- ------------- -------------
April 30, 1993..........
December 31, 1993.......
December 31, 1994.......

SMALL-CAP SUB-ACCOUNT

                                   MINIMUM                           INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH   CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE  VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- -------- ----- -------- ------------- -------------
May 1, 1994.............
December 31, 1994.......

BALANCED SUB-ACCOUNT

                                   MINIMUM                           INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH   CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE  VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- -------- ----- -------- ------------- -------------
October 31, 1994........
December 31, 1994.......

INTERNATIONAL EQUITY SUB-ACCOUNT

                                   MINIMUM                           INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH   CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE  VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- -------- ----- -------- ------------- -------------
October 31, 1994........
December 31, 1994.......

EQUITY GROWTH SUB-ACCOUNT

                                   MINIMUM                           INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH   CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE  VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- -------- ----- -------- ------------- -------------
October 31, 1994........
December 31, 1994.......

VALUE GROWTH SUB-ACCOUNT

                                   MINIMUM                           INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH   CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE  VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- -------- ----- -------- ------------- -------------
April 30, 1993..........
December 31, 1993.......
December 31, 1994.......

STOCK INDEX SUB-ACCOUNT

                                   MINIMUM                           INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH   CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE  VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- -------- ----- -------- ------------- -------------
May 1, 1987.............
December 31, 1987.......
December 31, 1988.......
December 31, 1989.......
December 31, 1990.......
December 31, 1991.......
December 31, 1992.......
December 31, 1993.......
December 31, 1994.......

VALUE SUB-ACCOUNT

                                   MINIMUM                           INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH   CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE  VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- -------- ----- -------- ------------- -------------
October 31, 1994........
December 31, 1994.......

U.S. GOVERNMENT SUB-ACCOUNT

                                   MINIMUM                           INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH   CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE  VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- -------- ----- -------- ------------- -------------
October 31, 1994........
December 31, 1994.......

STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT

                                   MINIMUM                           INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH   CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE  VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- -------- ----- -------- ------------- -------------
October 31, 1994........
December 31, 1994.......

                                  APPENDIX C

EXAMPLE OF ADJUSTMENT TO PREMIUM TAX CHARGE RESULTING FROM ADDITIONAL PAYMENTS

  As described under "Charges and Expenses," if an additional payment is accepted, a proportional adjustment will be made in the rate of the state premium tax charge deducted as part of the Monthly Deduction.

  For example, assume that the cash value immediately before acceptance of the additional payment is $30,000, and the net additional payment would increase the cash value to $50,000. As a result, the state premium tax charge deducted monthly as part of the Monthly Deduction would be 60% of what it was originally, resulting in deductions thereafter at an annual rate of 0.15% for the state premium tax charge.

                                  APPENDIX D

 EXAMPLES OF EFFECT OF SURRENDERS AND PARTIALSURRENDERS ON OPERATION OF POLICY

  The following examples assume that an initial premium of $40,000 was paid. The examples further assume that no additional payments have been made and that there have been no partial surrenders.

  Based on these hypothetical assumptions, the examples demonstrate the effect of surrenders and partial surrenders on a hypothetical Policy at the beginning of Policy Year 5, assuming that current cash value is either $60,000 or $30,000.

  THE HYPOTHETICAL CURRENT CASH VALUES OF $60,000 AND $30,000 ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT PERFORMANCE.

SURRENDER CHARGE ON FULL SURRENDER

$60,000 current cash value:
--------------------------

Preferred Surrender Amount:  $20,000
                             [The maximum of (1) $20,000 (cash value
                             calculated on the date of surrender, or $60,000, in excess of the initial premium paid, or $40,000); and (2) $4,000 (10% of the initial premium paid, or $40,000)]

Surrender Charge Imposed:    $2,000
                             [5% of $40,000 ($60,000, the amount being
                             surrendered, less $20,000, the preferred surrender amount)]

Surrender Proceeds:
                             $58,000
                             [$60,000, the cash value of the Policy, less
                             $2,000, the Surrender Charge]

$30,000 current cash value:
--------------------------

Preferred Surrender Amount:  $4,000
                             [The maximum of (1) - $10,000 (cash value calculated on the date of surrender, or $30,000, in excess of the initial premium paid, or $40,000); and (2) $4,000 (10% of the initial premium paid, or $40,000)]

Surrender Charge Imposed:    $1,300
                             [5% of $26,000 ($30,000, or the amount being
                             surrendered, less $4,000, the preferred surrender amount)]

Surrender Proceeds:
                             $28,700
                             [$30,000, the cash value of the Policy, less
                              $1,300, the Surrender Charge]

SURRENDER CHARGE ON PARTIAL SURRENDER AND EFFECT ON CASH VALUE

$60,000 current cash value:
--------------------------

Partial Surrender:           $30,000

Preferred Surrender Amount:  $20,000
                             [The maximum of (1) $20,000 (cash value
                             calculated on the date of surrender, or $60,000, in excess of the initial premium paid, or $40,000); and (2) $4,000 (10% of the initial premium paid, or $40,000)]

Surrender Charge Imposed:    $500
                             [5% of $10,000 ($30,000, the amount being
                             surrendered, less $20,000, the preferred surrender amount)]

Surrender Proceeds:
                             $29,500 ($30,000, the amount being surrendered, less $500, the Surrender Charge being imposed)

Remaining Cash Value:        $30,000




Remaining Initial Premium:   $30,000
Remaining Surrender Charge:  $1,500 [5% of $30,000]


Remaining Cash Surrender Value:
                             $28,500

$30,000 current cash value:
--------------------------

Partial Surrender:           $20,000

Preferred Surrender Amount:  $4,000
                             [The maximum of (1) - $10,000 (cash value calculated on the date of surrender, or $30,000, in excess of the initial premium paid, or $40,000); and (2) $4,000 (10% of the initial premium paid, or $40,000)]

Surrender Charge Imposed:
                             $800
                             [5% of $16,000 ($20,000, or the amount being
                             surrendered, less $4,000, the preferred surrender amount)]

Surrender Proceeds:          $19,200
                             [$20,000, the amount being surrendered, less
                             $800, the surrender charge being imposed]

Remaining Cash Value:        $10,000

Remaining Initial Premium:   $20,000

Remaining Surrender Charge:
                             $1,000 [5% of $20,000]

Remaining Cash Surrender Value:
                             $9,000

EFFECT OF PARTIAL SURRENDER ON GUARANTEED DEATH BENEFIT

  Making a partial surrender will reduce the amount of the minimum guaranteed death benefit on a proportionate basis, based on the amount of the reduction in cash value (including any Surrender Charge) resulting from the partial surrender, as compared to the cash value before the reduction (but not more than the partial surrender amount).

Cash Value:                  $60,000

Partial Surrender:           $15,000

Cash Value after Surrender:  $45,000

Minimum Guaranteed Death Benefit before partial surrender:
                             $40,000
                             [Initial premium paid]

Minimum Guaranteed Death Benefit after partial surrender:
                             $30,000
                             [$40,000, or the minimum guaranteed death benefit before partial surrender, multiplied by $45,000, the cash value after the partial surrender, divided by $60,000, the cash value before the partial surrender]

                                  APPENDIX E

                            LONG-TERM MARKET TRENDS

  The information below is a comparison of the average annual returns of common stock, high grade corporate bonds and 30-day U.S. Treasury bills over 20-year and 30-year holding periods.* The average annual returns assume the reinvestment of dividends, capital gains and interest. This is an historical record and is not intended as a projection of future performance. Charges associated with a variable life policy are not reflected.

  The data indicates that, historically, the investment performance of common stocks over long periods of time has been positive and has generally been superior to that of long-term, high grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods of time. These trends indicate the potential advantages of holding a variable life insurance policy for a long period of time.

  Over the 50 20-year time periods beginning in 1926 and ending in 1994 (i.e., 1926-1945, 1927-1946, and so on through 1975-1994):

  -- The average annual return of common stocks was superior to that of high grade, long-term corporate bonds in 47 of the 50 periods.

  -- The average annual return of common stocks surpassed that of U.S.
     Treasury bills in each of the 50 periods.

  -- Common stock average annual returns exceeded the average annual rate of inflation in each of the 50 periods.

  Over the 40 30-year periods beginning in 1926 and ending in 1994, the average annual return of common stocks was superior to that of high grade, long-term corporate bonds, U.S. Treasury bills and inflation in all 40 periods.

  From 1926 through 1994 the average annual return for common stocks was 10.2%, compared to 5.4% for high grade, long-term corporate bonds, 3.7% for U.S. Treasury bills and 3.1% for the Consumer Price Index.
--------
* Source: Stocks, Bonds, Bills and Inflation 1995 Yearbook(TM), Ibbotson
          ------------------------------------------------
  Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.

                               ----------------

    SUMMARY: HISTORIC S&P STOCK INDEX RESULTS FOR SPECIFIC HOLDING PERIODS

  The following chart categorizes the historical results of the Standard & Poor's 500 Stock Index with dividends reinvested, over one-year, five-year and twenty-year periods beginning in 1926 and ending in 1994.

  The chart shows that, historically, the longer that a portfolio matching the S&P 500 Stock Index was held, the less likely was the chance of a loss. Conversely, the shorter the holding period of such a portfolio, the more likely was the chance of a loss. The chart also shows that shorter term results tend to be more extreme than longer term results.

  The chart is not a projection or representation of future stock market results. It cannot be taken as representative of the performance of any one fund. Rather it shows the historic performance of a broad index of stocks.

                               ----------------

            PERCENT OF HOLDING PERIODS WITH THE FOLLOWING RETURNS:

                                                                        GREATER
                                                                         THAN
       HOLDING   NEGATIVE 0-5.00% 5.01-10.00% 10.01-15.00% 15.01-20.00% 20.00%
        PERIOD    RETURN  RETURN    RETURN       RETURN       RETURN    RETURN
       -------   -------- ------- ----------- ------------ ------------ -------
        1 year     29%       4%       12%          7%          12%        36%
        5 years    11%      15%       16%         33%          17%         9%
       10 years     3%      12%       36%         22%          25%         2%
       20 years     0%       6%       34%         54%           6%         0%

--------
Source: Stocks, Bonds, Bills and Inflation 1995 Yearbook(TM), Ibbotson
        ------------------------------------------------
Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.

                             DOLLAR COST AVERAGING

  Dollar cost averaging allows a person to take advantage of the historical long-term stock market results, assuming that they continue, although it does not guarantee a profit or protect against a loss. If an investor follows a program of dollar cost averaging on a long-term basis, and the stock fund selected performs at least as well as the S&P 500 has historically, it is likely although not guaranteed that the price at which shares are surrendered, for whatever reason, will be higher than the average cost per share.

  An investor using dollar cost averaging invests the same amount of money in the same professionally managed fund at regular intervals over a long period of time. Dollar cost averaging keeps an investor from investing too much when the price of shares is high and too little when the price is low. When the price of shares is low, the money invested buys more shares. When it is high, the money invested buys fewer shares. If the investor has the ability and desire to maintain this program over a long period of time (for example, 20 years), and the stock fund chosen follows the historical upward market trends, the price at which the shares are sold should be higher than their average cost. This price could be lower, however, if the fund chosen does not follow these historical trends.

  Investors contemplating the use of dollar cost averaging should consider their ability to continue the on-going purchases so that they can take advantage of periods of low price levels.

                                  APPENDIX F

                            USES OF LIFE INSURANCE

  The following are examples of ways in which the Policy can be used to address certain financial objectives:

FAMILY INCOME PROTECTION

  Life insurance may be purchased on the lives of the family income earners to provide a death benefit to cover final expenses, and continue the current income to the family. The amount of insurance purchased should be an amount which will provide a death benefit that when invested outside the policy at a reasonable interest rate, will generate enough money to replace the individual's income.

ESTATE PROTECTION

  Life insurance may be purchased by a trust on the life of the person whose estate will incur federal estate taxes upon the person's death. The amount of insurance purchased would equal the amount of the estimated estate tax liability. Upon the insured's death, the trustee could make the death proceeds available to the estate for the payment of estate tax costs.

EDUCATION FUNDING

  Life insurance may be purchased on the life of the parent(s) or primary person funding an education. The amount of insurance purchased should equal the total education cost projected at a reasonable inflation rate.

  In the event of death, the guaranteed death benefit is available to help pay the education costs. If the insured lives through the education years, the cash value accumulations may be accessed to help offset the remaining education costs. Any cash value loans or surrenders will reduce the policy death benefit.

MORTGAGE PROTECTION

  Life insurance may be purchased on the life of the person responsible for making mortgage payments. The amount of insurance purchased should equal the mortgage amount. In the event of the insured's death, the guaranteed death benefit can be used to offset the remaining mortgage balance.

  During the insured's lifetime, the cash value accumulations may be accessed late in the mortgage term to help make the remaining mortgage payments. Any cash value loans or surrenders will reduce the policy death benefit.

KEY PERSON PROTECTION

  Life insurance may be purchased by the business on the life of the key person in an amount equal to the key person's value, considering salary, benefits, and contribution to business profits. Upon the key person's death, the business uses the death benefit to ease the interruption of business operations and/or to provide a replacement fund for hiring a new executive.

BUSINESS CONTINUATION PROTECTION

  Life insurance may be purchased on the life of each business owner in an amount equal to the value of each owner's business interest. In the event of death, the guaranteed death benefit may provide the funds needed to carry out the purchase of the deceased's business interest by the business, or surviving owners, from the deceased owner's heirs.

RETIREMENT INCOME

  Life insurance may be purchased on the life of a family income earner during his or her working life. If the insured lives to retirement, the cash value accumulations may be accessed to provide retirement payments. In the event of the insured's death, the proceeds may be used to provide retirement income to his or her spouse. Any cash value loans or surrenders will reduce the policy death benefit.

  If you wish to access your Policy's cash value, through loans, surrenders or partial surrenders, you should consult your tax advisor about possible tax consequences.

                 [FINANCIAL STATEMENTS FOR THE VARIABLE ACCOUNT
            AND NEVLICO TO BE INCLUDED IN PRE-EFFECTIVE AMENDMENT.]

                          PART II - OTHER INFORMATION

                          UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

     Section 6.4 of NEVLICO's By-Laws provides for indemnification of a director, officer or employee to the full extent of the law. Generally, Section 145 of the General Corporation Law of the State of Delaware permits indemnification against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in any type of action by or in the right of NEVLICO if the proposed indemnitee is adjudged to be liable for negligence or misconduct in the performance of his duty to NEVLICO, unless a court determines otherwise.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of NEVLICO pursuant to the foregoing provisions, or otherwise, NEVLICO has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by NEVLICO of expenses incurred or paid by a director, officer, or controlling person of NEVLICO in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, NEVLICO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                    REPRESENTATIONS PURSUANT TO RULE 6e-3(T)

     This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940.

     Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940 with respect to the Policies described in the Prospectus.

     Registrant makes the following representations:

     (1)  Section 6e-3(T)(b)(13)(iii)(F) has been relied upon.

     (2) The level of the mortality and expense risk charge is within the range of industry practice for comparable flexible or scheduled contracts.

     (3) Registrant has concluded that there is a reasonable likelihood that the distribution financing arrangement of the Variable Account will benefit the Variable Account and Policy owners and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

     (4) The Variable Account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

     The methodology used to support the representation made in paragraph (2) above is based on an analysis of the mortality and expense risk and guaranteed benefits risk charge contained in other variable life insurance contracts. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement consists of the following papers and documents:

     The facing sheet.

     A reconciliation and tie of the information shown in the prospectus with the items of Form N-8B-2.

     The prospectus consisting of ___ pages.

     The undertaking to file reports.

     The Rule 484 Undertaking.

     The signatures.

     Written consents of the following persons:

          Independent Auditors (to be filed by amendment)
          H. James Wilson, Esquire (to be filed by amendment)
          Rodney J. Chandler, F.S.A., M.A.A.A. (to be filed by amendment)

          Sutherland, Asbill & Brennan (to be filed by amendment)

     The following exhibits:

     1.A. (1)         January 31, 1983 resolution of the Board of Directors of
                      NEVLICO**

          (2)         None

          (3)(a)      Distribution Agreement between NEVLICO and NELESCO*

             (b)(i)   Form of Contract between NEVLICO and its General Agents+++

                (ii)  Form of Contract between NEVLICO and its Agents+++

             (c) Commission Schedule for Policies (to be filed by amendment)

             (d) Form of Contract among NES, TNE, NEVLICO and other broker-dealers++

          (4)         None

          (5)(a)      Specimens of Policy

          (6)(a)      Certificate of Incorporation and By-Laws of NEVLICO**

             (b) Amended Certificates of Incorporation dated April 10, 1984, July 25, 1984 and October 9, 1986++

             (c)      Amended By-laws dated October 12, 1983++

          (7)         None

          (8)         Services Agreement among TNE, NEVLICO and NELESCO***

          (9)         None

          (10)        Specimens of Applications for Policy

     2.               See Exhibit 3.(i)

     3.(i) Opinion and Consent of H. James Wilson, Esquire (to be filed by amendment)

       (ii) Opinion and Consent of Rodney J. Chandler, F.S.A., M.A.A.A. (to be filed by amendment)

     4.               None

     5.               Inapplicable

     6. Consent of Sutherland, Asbill & Brennan (to be filed by amendment)

     7.               Powers of Attorney##

     8.               Inapplicable

     9.               Form of reinsurance agreement between NEVLICO and New
                      England Life+

     10.              Inapplicable

     11. Consent of Independent Auditors (to be filed by amendment)

     12.              Schedule for computation of performance quotations#

     13. Memorandum describing certain procedures, filed pursuant to Rule 6e-3(T)(b)(12)(iii) (to be filed by amendment)

     27.              Financial Data Schedule (to be filed by amendment)

------------------

* Filed with Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 2-82838, filed July 28, 1983.

** Filed with the Variable Account's Form S-6 Registration Statement, File No. 2-82838, filed April 4, 1983.

*** Filed with the Variable Account's Form S-6 Registration Statement, File No. 33-19540, filed January 8, 1988.

+ Filed with Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 33-19540, filed May 13, 1988.

# Filed with Post-Effective Amendment No. 2 to the Variable Account's Form S-6 Registration Statement, File No. 33-19540, filed April 28, 1989.

## Filed with Post-Effective Amendment No. 4 to the Variable Account's Form S-6 Registration Statement, File No. 33-66864, filed March 2, 1995.

++ Filed with the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed September 16, 1992.

+++ Filed with Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed January 12, 1993.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, New England Variable Life Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts on the 21st day of December, 1995.

                                    New England Variable Life Separate Account
                                            (Registrant)

                               By: New England Variable Life Insurance Company
                                            (Depositor)


Attest: /s/ Marie C. Swift                By: /s/ Rodney J. Chandler
        ---------------------------           ---------------------------
            MARIE C. SWIFT                        RODNEY J. CHANDLER
                                                     CHIEF ACTUARY

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, New England Variable Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Boston and the Commonwealth of Massachusetts, on the 21st day of December, 1995.

[SEAL]                     New England Variable Life Insurance Company

Attest: /s/ Marie C. Swift                By: /s/ Rodney J. Chandler
        ---------------------------           ---------------------------
            MARIE C. SWIFT                        RODNEY J. CHANDLER
                                                     CHIEF ACTUARY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                 Title                                 Date
---------                 -----                                 ----
          *               Chairman, President; Chief Executive  December 21,1995
------------------------  Officer
Robert A. Shafto
          *               Vice President - Controller;          December 21,1995
------------------------  Principal
Chester R. Frost          Accounting Officer; Principal
                          Financial Officer

          *               Director                              December 21,1995
------------------------
Edward C. Hall

          *               Director                              December 21,1995
------------------------
Kernan F. King

          *               Director                              December 21,1995
------------------------
Robert E. Schneider

          *               Director                              December 21,1995
------------------------
Daniel J. Toran

          *               Director; General Counsel; Secretary  December 21,1995
------------------------
H. James Wilson

          *               Director                              December 21,1995
------------------------
Frederick K. Zimmerman

By: /s/ Rodney J. Chandler                  Date: December 21, 1995
   ----------------------------------
        RODNEY J. CHANDLER

* Executed by Rodney J. Chandler on behalf of those indicated pursuant to powers of attorney filed as exhibits incorporated by reference in this registration statement.